SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S REPORT

The management of Telesp Celular Participações S.A. - TCP , a company resulting from the joint venture between Telefónica Móviles S.A. and Portugal Telecom, SGPS, S.A., operating under the brand name VIVO, is submitting Management's Report and the Company's financial statements, together with the independent auditors and audit committee reports for fiscal year ended December 31, 2004, in compliance with the provisions in the law and bylaws.

1. POLITICAL AND ECONOMIC ENVIRONMENT

2004 was marked by the strong growth in Brazil 's economy. Not only did preliminary projections point to an increase in GDP ("Produto Interno Bruto") of around 5%, its best performance since 1994, but there was also rise in the levels of employment, consumption and industrial output. But despite the drop in the inflation rate as compared to the year before, it was higher than the goal targeted by the Brazilian Government, albeit still within the 2.5% margin of error established by National Monetary Council. The Consumer Price Index (IPCA) closed the year at 7.6%, as against the targeted 5.5%. In response to the pressure of inflation, Brazilian Central Bank created a very stringent monetary policy characterized by successive increases in the effective basic interest rate (SELIC) throughout the second half of the year, reverting the downward trend of the first half, to 17.74% at year's end, up 1.42% on the 2003 figure.

Main highlights on the international scenario were the devaluation of the U.S. dollar against the euro and main worldwide currencies, the record increase in oil prices, with a slight end-of-year drop, the reelection of the U.S. president and the onset of the proclaimed escalation of U.S. interest rates.

The U.S. dollar rate fell 8% in relation to the Brazilian real, to R$2.6544 to US$1.00, this being the second year this appreciation has occurred. The appreciation of the real against the U.S. dollar was due not only to the dollar devaluation on the international market, but also to the entry of new foreign investments into Brazil , and especially to a record surplus trade balance.

The foreign market continued to rate Brazil positively. Brazil 's risk dropped by almost 20% in the year, to 379 points, the lowest score since October 1997. The C-Bond closed the year at a trading value of 102% of its face value, and Global 40 at 119%.

Taking full advantage of the rekindling of the domestic economy and consolidation of mobile phone operators on the Brazilian market and consequent rising competition, the Brazilian mobile phone market grew by a significant 41.5%, boasting over 65.6 million customers.

THE WORLDWIDE MOBILE TELEPHONY BUSINESS

The world mobile telephony market expanded 18.6% and 20.3%, respectively in 2002 and 2003. Growth in 2004 is expected to be about the same, to the tune of 20%. Following the same trend of the year before, Nigeria , Russia and India are expected to be the markets posting the highest growth rates - 130%, 91% and 69%, respectively.

In 2004, worldwide mobile penetration is expected to reach 33%, up 5% on the 2003 figure. In the third quarter of 2004 worldwide mobile penetration was 32%, which is more than the 23% penetration registered by fixed telephones around the world. In some countries mobile penetration has exceeded 100%, such as in Sweden , Italy and Israel , which have been reported 108%, 106% and 105% mobile penetration, respectively.

THE MOBILE TELEPHONY BUSINESS IN BRAZIL

2004 registered a strong expansion in the Brazilian mobile business triggered principally by the strong competition pressure among operators, which broke down the barriers to new services and toppled service prices. The year closed with a total 65.6 million lines, reporting 41.5% growth in the year.

Expectations point to a slight slowdown in the growth of the mobile business in 2005, due mainly to high mobile penetration and operator concern in stepping up business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 40.5% market share at the end of the year.

Net additions in 2004 totaled 19.2 million, up 67% on net additions registered in 2003. The last quarter of the year reported the highest volume of net additions in the year, totaling 7.4 million new lines, up 35% from the last quarter in 2003.

Due to the mobile industry's strong growth in 2004, mobile penetration reached 36.6%, which is higher than in 2003 by 10%. Consequently, mobile penetration was 14% higher than that registered by fixed telephones in Brazil , of 22% at the end of 2004.

Data services usage also rose in Brazil in 2004. Revenues produced in Brazil from data transmission accounted for 2% of ARPU in the third quarter of 2003, but had reached 4% in the third quarter of 2004. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2005. This growth may be spurred by the diversity of solutions and service applications provided by mobile phone access to data.

REGULATORY ENVIRONMENT

No significant changes occurred in the regulatory environment in 2004 other than the alteration in the negotiating system of the SMP operator network usage value (VU-M), introduced in July 2004.

In addition, in order to enhance competition among companies that exploit telecommunication services and promote the diversification of quality services at reasonable prices to the public , the Brazilian Telecommunications Authority (ANATEL) took steps to fix interconnection rates and the prices of products offered based on the cost model. One of the steps taken by ANATEL in June and July 2004 was to submit proposed changes in the regulations governing interconnections, account separation and allocation and industrial dedicated line exploitation to "public consultation " . The deadline for accepting suggestions was October 18, 2004, and the Company sent a broad range of discussions on the proposals submitted by ANATEL.

2. MARKETING STRATEGY

The Company's strategy in 2004 was based on two fundamental principles:

•  Maintenance of its market leadership.

•  Growth while striving for profitability with a view to a maximization of EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy that aimed at:

•  To maintain VIVO's lead position in product and service quality and coverage, and an ongoing focus on capturing new customers and securing high-value customer loyalty.

•  To reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions especially targeted at the corporate, youth and high-potential customer segments, which are continually being targeted by our competitors.

•  To introduce innovative products and services nationwide and worldwide in order to leverage its institutional image and cause VIVO to become the best known brand on the domestic mobile telecommunication market.

•  To implement actions that encourage use of services through publicity and promotional campaigns, particularly those aimed at prepaid card recharging.

•  To streamline the structure and enhancing the quality of call center and local store customer services.

•  To exploit its competitive edge in coverage by reinforcing actions such as CDMA technology innovation, with TCO migrating from TDMA to CDMA, and adoption of CDMA 1xRTT in several capital cities and municipalities within its geographical operations area.

PLANS AND CAMPAIGNS

The Company developed a strong customer capturing policy based on aggressive mass-oriented promotions and actions targeting specific business segments. Most promotions sought to lure prepaid and postpaid plan customers through combined efforts that stimulate intranet traffic, data services usage, selective handset price rebates (postpaid plan promotions offering rebates pegged to service plan value) and a choice of favorite numbers at discount rates.

During the course of the year several incentives were created to pitch battle against the competition and increase VIVO's market share, the most relevant among which were " Seja Vivo Agora " (Be VIVO Now) and " Mude pra Vivo " (Change to VIVO), in which progressive discounts on handsets were offered to competitors postpaid plan subscribers.

Simultaneously with the acquisition campaigns, VIVO worked on price perception of the market in general and also of its customer base. There was a complete repositioning of the plan portfolio in view of new players arriving in its area of operations, which offered tariff discounts and aggressive subsidies as a key sales leverage.

2004 started with a summer promotion entitled " Seu VIVO Pode Sair de Graça " (You Could Get Your VIVO for Free), whose underlying concept was a handset that would be free since its cost would be refunded in the form of on-net free-call bonus. In March, the campaign " Te Considero Pra Caramba " (I Really Dig You) proposed to create an on-net calling habit by offering a free-call bonus and special rates, and stepped up use of SMS, MMS and voice mail services (with a strong impact on the youth segment).

In May, the promotion " Dia das Mães VIVO " (Mother's Day VIVO) was designed to create a customer habit of making daily cell phone calls (daily free-call bonus), including to fixed phones in order to stimulate incoming traffic. The Company also launched a postpaid minute plan, " Atração Irresistível " (Irresistible Attraction), also in May, designed to attract and capture the loyalty of high-value customers that had been targeted by the competition throughout the year. In mid-June, the campaign " Te Quero Muito " (I Want You So Much) has been initiated in an attempt to encourage intranet calls, in line with the "VIVO Community" concept.

As from July, several promotions offering escalating handset rebates pegged to postpaid minute plans (" Promoção Sonho de Consumo " - Consumer Dream Promotion) were launched resulting in the acquisition of high-potential customers. This segment was leveraged as a result of the launching of a new portfolio of postpaid plans. " VIVO Família " (VIVO Family), launched in July, allows users to share minute-plan and include family dependents, many of which had previously been prepaid plan subscribers. The purpose of this campaign was to take advantage of opportunities offered by the customer base, foster the community concept and capture high-value customer loyalty.

In the prepaid business, " VIVO Boa Hora " (VIVO Good Time) has been initiated in August, a plan which provides better rates in periods in which the customers use the phone more often, and also allows customers to choose a day in the week when they can call at reduced rates and also to select five favorite numbers they can call at reduced rates.

Father's Day was also celebrated with a promotion " Dia dos Pais " featuring several draws, including a car and on-net free-call bonuses, as well as the offer of services such as SMS, MMS and voice mail. In September, " 500 Minutos por R$1 " (500 Minutes for R$1) campaign was launched (every month for one year) mainly targeting postpaid subscribers, to buttress the launching of the "family plan".

In October it was the time to support the launching of the " VIVO Boa Hora " and its attributes with a " 5 Amigos " (5 Mates) campaign (local calls with a 50% abatement). In November a customer acquisition campaign was organized featuring special discounts for service-compatible handsets to urge the use of the service " Vivo Encontra " (VIVO Locates). The target publics of this action were A/B classes (young adult and high potential user segments). Also in November VIVO made a special long-distance call offer to postpaid subscribers in partnership with Telefônica. This promotion enabled customers subscribing to postpaid plans or exchanging their handsets for new ones to make VIVO-to-VIVO long-distance calls at local rates for one year.

The last campaign of the year was " Natal VIVO " (Christmas VIVO), which worked on price perception and the VIVO Community concept (reduced two-way rate and free-call bonus to be given as gifts to VIVO friends), and encouraged on-net calls (bonus). The Christmas campaign was boosted due to the launching of two other plans, " VIVO Pós-Turbinado " (Boosted Post VIVO), a mass market oriented minute plan, and " VIVO Pós-Top " (Top Post VIVO), in which handsets were provided at escalating discounts according to the plans elected by high-value customers, with the "additional 500-minutes for R$1.00" promotion included.

In 2004, VIVO centered its efforts on establishing and enhancing its technological competitive edge by launching innovative services. Its portfolio of personal and corporate solutions has expanded significantly. Two of these programs were exclusive worldwide launchings: the alternative reality game " VIVO em Ação " (VIVO in Action) and " VIVO Agenda " (VIVO Agenda) service.

VIVO em Ação (VIVO in Action): This was the first multimedia alternative reality game (ARG) to be organized on a worldwide scale and lasted 50 days. Approximately 1.5 million subscribers took part in the game as detectives searching for stolen cell prototypes. To find the clues, subscribers accessed VIVO services such as " Portal de Voz ", " Chat Wap ", " Cupido SMS " and " Quiz SMS " , as well as the Internet and e-mails.

VIVO Agenda (VIVO Agenda): Enables customers to save their phone book entries with a VIVO server. Thus, if their handsets are lost, stolen or changed they can retrieve the information. Users can also add, exclude or alter phone book entries via the VIVO site and opt for automatic or manual synchronization. The first allows users to configure phone book synchronization intervals without their interference and the other provides for programmed phone book synchronization. Information inputted to the VIVO Agenda are encrypted so that only owners have access to it.

VIVO Encontra (VIVO Finds): Provides high precision locating services through combined use of GPS satellites and VIVO's CDMA 1x network cell stations. This solution comprises three optional services: a) VIVO Localiza ( VIVO Locates ) - provides the exact location of any user on a map, provided the user authorizes the search. b) VIVO Aqui Perto (VIVO Nearby) - enables subscribers to locate commercial establishments such as bars, restaurants and movie theaters that are shown on the map. The search can be made by category, name, address or how near the user is to the desired establishment. c) VIVO Onde Estou? (VIVO Where Am I?) - locates the user's own handset, giving the street, number, district and city where the handset is located and a map.

Olho VIVO: Provides real time image viewing from certain user-selected web cams. This was the first time videostreaming was applied in Latin America .

VIVO Zap 3G: A step up from the ZAP service, that provides broadband Internet access. It was initially launched in São Paulo , Rio de Janeiro and Curitiba , where the first network sections having Evolution-Data Optimized - EV-DO technology are located, and provides data transmission at a speed of 2.4 megabits per second in laptops or PDAs.

VIVO Avisa ( VIVO Informs ): This service provides call identification if their phones were disconnected, as well as number of attempted calls, call dates and times.

Mobile Booking & Check-In: This is a service that enables customers to purchase air tickets and check in for Gol Linhas Aéreas from their cell phones.

CORPORATE SERVICES

The principal new services added in 2004 to the portfolio of applications catering especially to corporate customer needs were the following:

VIVO Direto (VIVO Direct) : A quick connection service over the cell phone that is similar to radio communications, but has the benefit of a wider coverage, better prices and enhanced voice and signal quality.

VIVO Ordens de Serviço ( VIVO Service Orders): This is the Company's permanent means of contact with its field team members and of sending, updating and following up on service orders.

VIVO Entregas (VIVO Delivery): Designed to automate ordering, sending, updating and management processes at companies engaged in delivery services. It provides delivery routes and enables the Company to follow up on deliveries, change routes and issue new orders.

VIVO Segurança (VIVO Security): A similar service to Olho VIVO but aimed at providing better corporate security, showing the security video images on cell phones.

VIVO Vendas (VIVO Sales): A service whereby salesmen transmit orders to companies from outside Company premises, as well as consult information on customers, products, inventory, etc., from mobile devices such as PDAs.

VIVO Pesquisa (VIVO Research) : Enables researchers to automate data collection and processing and to follow up on results on line.

3. BUSINESS PERFORMANCE

TCP is the holding company that controls operators Telesp Celular S.A. ("TC") and Global Telecom S.A. ("GT"), and on April 25, 2003 it acquired a majority stake in the voting capital of the holding company Tele Centro Oeste Celular Participações S.A. ("TCO"). All its subsidiaries are authorized to provide Personal Communications Services (SMP). TC operates in the State of São Paulo, GT in the States of Paraná and Santa Catarina and TCO in the Federal District and States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre , Rondônia, Roraima, Amapá, Amazonas, Pará and Maranhão.

TC and GT are wholly-owned subsidiaries of TCP and, on December 31, 2004, TCP owned 50.65% of TCO's share capital, and 86.19% of its voting capital (including treasury shares).

OPERATING PERFORMANCE

At the end of 2004, TCP reported a 32.6% increase in its customer base, totaling 17,631,000 customers, including those of TCO, and a 51.4% market share, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation, service quality with a view to guaranteeing customers' high cost-benefit ratio in a market marked by high competition.

The figures below show TCP's operating performance:

The ARPU (average revenue per user) posted in 2004 of R$33.4 was lower than that registered in 2003 due to the expansion of the total customer base and increase in prepaid customers to total customer base ratio (MIX), as well as a drop in MOU (average monthly minutes of usage per subscriber) of incoming prepaid customers. Total MOU in 2004 was reported at 88.2.

SAC (subscriber acquisition cost) reached R$136.2 in 2004, with the increase in relation to 2003 due to stronger competition, customized campaigns targeting postpaid subscribers, and technology migration. It is important to mention that in the fourth quarter of the year, the Company registered an increase in the "entry barrier".

The registered penetration level in the TCP area in 2004 was 39.2%, indicating that there is still potential growth in the market.

INFRASTRUCTURE - NETWORK

Great progress was made in 1xRTT technology coverage in 2004. This technology was made available in 327 municipalities of TCP's operations area, 88 of which in municipalities (25 municipalities are situated within the Greater Metropolitan Region of São Paulo and 63 outside this) located in the State of São Paulo, such as São José dos Campos, Bauru, Sorocaba, Mauá, São José do Rio Preto, etc., enjoyed the benefit of this technology through TC; 13 municipalities in Paraná and Santa Catarina States, such as Londrina, Maringá, Joinville, Blumenau, Florianópolis and others through GT; plus another 226 municipalities within the coverage area of TCO (including NBT) that include Cuiabá, Campo Grande, Manaus, Belém, São Luís, Boa Vista, Macapá, Palmas, Porto Velho, Rio Branco and others.

On December 31, 2004, TCP's mobile phone network, which operates on TDMA, CDMA and 1xRTT digital technology and analog technology, covered 49.9% of the municipalities, or 86.8% of the population in its geographical area. Its network included 102 switch centers, 5,401 cell stations and 149 pieces of other equipment.

DISTRIBUTION NETWORK

On December 31, 2004 TCP owned 209 purchase points, in addition to an efficient network of authorized dealers, both exclusive and nonexclusive, comprised of around 5,441 storefronts that can handle sales of services and handsets.

Its own points of purchase represent 4% of TCP's total capillarity, and its authorized dealers, made up of retailers and wholesalers, account for the remaining 96%. Authorized dealers that work exclusively for TCP make up 65% of the points of purchase.

There are over 109,000 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops, sundry physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also made by a number of banks. The advantage in this type of recharging lies in the fact that it is easier and more convenient, with less cost to the Company.

ROAMING

Today, VIVO subscribers have free access to over 100 countries. They retain their own phone numbers and make the borrowed handset an extension of their own cell phones, when necessary.

VIVO extended its roaming agreements with companies that operate in other Brazilian states to provide customers with nationwide coverage.

In the particular case of TC, the launching of " Vivo no Mundo VIP " (VIVO in a VIP World) benefited customers that frequently flew to Europe and had to borrow (free of charge) a kit with a mobile phone based on a different technology on every trip. As subscribers to " Vivo no Mundo VIP ", these customers were given a kit to keep permanently for their trips to Europe or other countries with mobile operations based exclusively on GSM technology. Also with respect to roaming in Europe , a new agreement was signed with TMN (the operator of the Portugal Telecom Group), whereby the rates charged are lower and simpler than those of the competition.

To provide roaming in the United States, TC entered into a roaming agreement with U.S. operator Verizon Wireless (the world's leading CDMA operator) according to which Telesp Celular offers a new set of rates for U.S. roaming that are far lower and simpler that those of its competitor companies.

Today, any TC subscriber may use his or her own handset in the United States , Canada , Mexico , Porto Rico, Dominican Republic , Chile , Peru Argentina, Uruguay , China and South Korea , an amenity that is made available to them in more than 2,500 cities. Subscribers also have access to over 100 countries in which mobile telephony is based on GSM technology (Global System for Mobile ), and although they require a different handset, the phone number continues the same and the GSM handset just becomes an extension of their own cell phones.

INFORMATION SYSTEMS

In 2004, Information Systems area focused on projects aimed at reinforcing information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-
-office, prepaid, data warehouse , accounting and management, among others, or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and where some of the unconsolidated applications migrated to, offering a modern, safe and efficient technological environment.

QUALITY PROGRAM

One of the strategic goals established by the Company was to implement a process management system that would be awarded ISO 9001:2000 certification. The model implemented has the following features:

•  A process management base that uses the ISO 9001:2000 benchmark with a stress on performance measurement.

•  Development of a corporate culture that drives for process improvement as a means of increasing customer satisfaction.

•  Skills upgrading of more than 13% of the employees through courses such as Quality Coordinator, Internal Quality Auditor and Problem Analysis and Solution Method.

Our Quality Policy is in line with our Mission statement, and serves as a guideline for initiatives related to Quality Program, Process and Improvement Management. As put by the CEO, its content is the main focal point for all collaborators: " To satisfy and capture the loyalty of customers through the quality and innovation of products and services offered by dedicated and skilled professionals. To maintain a leadership position with increasing profitability, while generating shareholder value and driving for an ongoing improvement in processes and results. To strengthen the image of a Company that contributes towards the development of the society ".

On November 30, 2004, the Company was recommended by Bureau Veritas Quality International - BVQI for ISO 9001:2000 certification, and is certified by Brazilian INMETRO and internationally by UKAS in England for "Planning, Product and Service Development and Mobile Communications Customer Services, involving: Customer Capturing and Service, Revenue Management, Network Implementation, Management and Maintenance, Finance, Budget and Management Control".

Quality management adopted a system whereby it undergoes internal and external quality audits every six months.

In addition, we also managed to retain the quality certification for the collection, consolidation and sending of personal communication services quality indicators (PGMQ SMP) awarded in August 2003 by BVQI . This certificate complies with the requirements for migration to SMP, the basic guidelines of which are found in the Regulations on Personal Communications Service Quality Indicators provided for under the ANATEL Resolution .

4. CUSTOMER SERVICES

Generally, 2004 was marked by increasing competition on the mobile telephony market, which was felt by the customer services department due to the significant increase in the number of calls made to the call centers as a result of intensified promotions and actions designed to capture customer loyalty, retention and profitability. In 2004 the average monthly number of calls made to the TCP customer relations center was 21.8 million.

To meet this growing demand, the Company created new forms of optimizing services. The Voice Answering Unit (URA), which was implemented to provide information on prepaid plan credits and balances, received an average 53.5 million inquiries every month, with a 100% electronic retention rate. The promotional URA was introduced in 2004, having registered 12.2 million calls in December, when demand was very high.

As part of its strategy to standardize VIVO operators' customer relations, 100% of our customer services was outsourced, although we still have full control and manage these service so as to ensure the quality of services provided around 24 hours per day by call centers.

The National VIVO Portal on the Internet, which was created in 2004, received an average 2.9 million visitors a month at the TCP page, lending greater agility and facility to customer relations with VIVO.

In 2004, VIVO's customer services were a mark of distinction because of the prizes this department was awarded: "Best Internet System" and "Best Own and Outsourced Active/Receiving Call Center Operation", by the Brazilian Telemarketing Association (ABT); "B2B Quality Standard", by B2B magazine; and "Modern Consumer Prize for Customer Service Excellence" by Consumidor Moderno magazine.

To measure its customers' level of satisfaction with VIVO's customer services, the Company hired a specialized company, Indicator GFK, to conduct a broad study on the Company. TCP scored 8.24, which is more than the average 7.98 points registered by the mobile telephony market.

5. ECONOMIC AND FINANCIAL PERFORMANCE

In R$ million	2004	2003	Var. (%)
Net operating revenue	7,341.0	6,046.4	21.4
Operating costs and expenses	6,026.1	4,991.7	20.7
EBITDA	2,588.9	2,275.4	13.8
Income for current year	(490.3)	(640.2)	(23.4)
Loans and financing	4,963.2	6,279.2	(21.0)

OPERATING REVENUE

The net operating revenue of TCP increased by 21.4%, totaling R$7,341.0 million in 2004 against R$6,046.4 million in 2003, including TCO's income relating to the period from May to December (eight months). For purpose of comparison to 2003, the income relating to the period from January to April (four months) should be included, resulting in R$6,614.3, thus recording an 11% increase in the operating revenue in 2004.

The net operating revenue from services increased by 22.7%, totaling R$6,156.6 million in 2004, against R$5,023.8 in 2003, including TCO's income for the period from May to December (eight months). By adding TCO's income for the period from January to April (four months) to 2003' income, it would total R$5,539.1 million, representing an 11.3% increase in 2004. Such increase reflects growth in the average customer base and traffic, offering of new data services and "right planning" (profile adequacy plans), and should also take into consideration the change in the customers mix, with increased market share of prepaid customers, as well as the SMP effect as from July 2003.

The net operating revenue from sales of products in 2004 was R$1,175.4 million, a 14.9% increase in relation to 2003, of R$1,022.6 million. 2003 revenue includes TCO's transactions for the period from May to December (eight months), which considering the period from January to April (four months) would total R$1,075.2 million, representing a 9.3% increase in 2004. Such increase is related to the amount of sales of handsets added by a reduction in the cost of handsets, which was caused by the appreciation in Brazilian real in 2004.

OPERATING COSTS AND EXPENSES

The operating costs increased by 20.7% (therefore, less than the growth in the net operating revenue), totaling R$6,026.1 million in 2004, against R$4,991.7 million in 2003, which consolidated TCO's income for the period from May to December (eight months). By adding TCO's income for the period from January to April (four months) to 2003' income, it would total R$5,394.6 million, representing an 11.7% increase in 2004, which occurred mainly in commercial expenses and in the cost of products sold, respectively due to the intense commercial activity and to the increase in the volume of handsets sold.

EBITDA

The EBITDA was R$2,588.9 million, 13.8% higher than in 2003, despite the strong commercial activity in the year. The 35.3% margin on the net operating revenue was 2.3% lower than the margin recorded for 2003.

EBITDA is calculated as follows:

R$ thousand
Operating income (*)	219,623
Financial income (*)	1,095,426
Depreciation and amortization (**)	1,273,874
2,588,923

(*) See statement of loss.
(**) See statement of changes in financial position.

LOSS FOR THE CURRENT YEAR

The consolidation of TCO's income for all the months during the fiscal year and the reduction in financial expenses in 2004 were key factors that answered for the 23.4% reduction in the Company's loss, which decreased from R$640.2 million in 2003 to R$490.3 million in 2004.

LOANS AND FINANCING

By the end of 2004, the Company's debt was R$4,963.2 million, of which 56% was denominated in foreign currency and entirely protected by hedge transactions, while in the end of 2003 it recorded R$6,279.2 million. The reduction in the Company's debt was mainly due to the capital increase effected in December 2004, which, after deduction of the investment made through the TCO's OPA (Public Offering of Shares), in October 2004, made possible the settlement of financial liabilities.

The indebtedness recorded on December 31, 2004 was offset by cash and financial investments (R$1,180.9 million) and by derivative assets and liabilities (R$26.9 million in net liabilities), resulting in a net debt of R$3,809.2 million.

6. INVESTMENTS - CAPEX (CAPITAL EXPENDITURES)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, increase of the CDMA 1xRTT network in substitution for the TDMA network in TCO, evolution and expansion of the covered area of 1xRTT in GT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), development of new data transmission services and opening and renovation of sales points, recording a total investment of R$1,395.0 million during the year.

7. CAPITAL MARKET

The São Paulo Stock Exchange index (IBOVESPA) posted 26,196 at the year end. In 2004, the IBOVESPA increased by 17.8%, while the Dow Jones Industrial Average - DJIA increased by 3.2%. The average daily volume of transactions traded at São Paulo Stock Exchange (BOVESPA) in 2004 was R$1,221.3 million, recording a 49.3% increase in relation to 2003.

TCP shares started being traded at BOVESPA on September 21, 1998, under codes TSPP3 (common shares) and TSPP4 (preferred shares), and at New York Stock Exchange - NYSE on November 16, 1998, under the code TCP (American Depositary Receipts - ADRs).

The market value of the registered common shares and of the registered preferred shares was, respectively, R$5.00 and R$7.19 per lot of one thousand shares, at the trading session of December 30, 2004. In 2004, TCP shares recorded a daily average trading volume of R$245.15 thousand for common shares and R$23,716.5 thousand for preferred shares at the BOVESPA.

At NYSE, the ADRs were traded at the year end for the price of US$6.64, recording a total trading volume of 119,052,778 outstanding ADRs. A total of 208.6 million ADRs were traded in 2004, representing an average amount of US$1,507.3 million and appreciation of 3.3%.

Per thousand shares	2004	2003
Loss (R$)	(0.3994)	(0.5464)
Equity value (R$)	2.48	2.90
ADR prices in US$ (1:2,500 preferred shares)	6.74	6.58
Preferred share prices (R$)*	7.19	7.57
Common share prices (R$)*	5.00	5.90

(*) Closing price in the last session of the year at BOVESPA.

The Company's capital stock in December 2004 was R$4,373,661,469.73, represented by 409,383,864,536 common shares and 762,400,487,973 preferred shares .

CORPORATE RESTRUCTURING

The corporate restructuring involving Tele Centro Oeste Celular Participações S.A. and its controlled companies Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. was completed on June 30, 2004. Such restructuring allows an advance in the capitalization conditions of TCO and its respective operators, as well as an improvement in the companies' cash flow, as a result of the tax benefit, in the approximate amount of R$511 million, which was generated by the amortization, in the next five years, of the premium paid by TCP upon the acquisition of TCO. The transaction did not entail any change in the ownership structure of TCO and its operators, except for the fact that the operators became wholly-owned subsidiaries of TCO.

PUBLIC OFFERING OF SHARES

The Voluntary Public Offering of Shares (OPA) for acquisition of preferred shares in TCO by TCP was completed on October 8, 2004. The number of shares offered in the OPA auction exceeded the maximum number to be acquired by TCP (84,252,534,000). Considering this fact, each shareholder who adhered to the OPA received, by reason of the apportionment, for each share being offered, 0.5547 preferred share issued by TCO and acquired by the Company. After the OPA, TCP held 32.76% of all the preferred shares, representing an increase from 28.86% to 50.65% of its interest in the total capital stock of TCO.

CAPITAL INCREASE

On November 9, 2004, TCP announced a capital increase of up to R$2,053,895,871.47, upon private subscription, with issuance of 410,779,174,294 new shares, of which 143,513,066,618 are common shares and 267,266,107,676 are preferred shares, for the issuance price of R$5.00 per lot of one thousand shares, for both types of shares of the Company, identical in every aspect to those currently existing.

The capital increase was carried out in three subscription stages, with due regard to the preemptive rights, and ended by an auction of the remaining shares held on January 4, 2004, which was confirmed by the Board of Directors at a meeting held on January 7, 2005, whereby the capital stock was increased to R$6,427,557,341.20, represented by 1,582,563,526,803 shares, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares.

OWNERSHIP STRUCTURE AFTER THE CAPITAL INCREASE

8. CORPORATE GOVERNANCE

INVESTOR RELATIONS

TCP has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the Company's operations, meetings were conducted along the year 2004 with analysts and investors, as well as several events have been accomplished. Further, TCP keeps information and communication channels available by telephone, e-mail and website ( www.vivo.com.br/ri ), which was reformulated, containing updated information about the Company's operations.

SARBANES-OXLEY

This law applies to companies that trade securities on the U.S. market. To this effect, the Company has been taking the necessary actions in order to comply with its requirements.

CODE OF ETHICS

Upon adopting the Code of Ethics for Financial Officers, the Company aims at enforcing the compliance with laws, regulations and other applicable rules, on an honest, accurate and ethical basis. Said code applies only to the Vice-President of Finance, Planning and Control, the Chief Financial Officer, the Accounting Officer, the Controller, and/or persons exercising similar duties in the Company (collectively referred to as "Financial Officers").

POLICY FOR DISCLOSURE OF RELEVANT ACT OR FACT AND DISCLOSURE COMMITTEE

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TCP in compliance with article 16 of CVM Instruction No. 358, of January 3, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions No. 358/02 and No. 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, Relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and ten members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

AUDIT AND CONTROL COMMITTEE

The Audit and Control Committee is a collegiate body, subordinated to the Board of Directors of the Company, made up of four of its effective members and being governed by the rules set forth in its bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the articles of incorporation of the Company.

BOARD OF DIRECTORS

The Board of Directors of TCP is made up of eleven members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and one of its members is an independent director.

STATUTORY AUDIT COUNCIL

The Statutory Audit Council comprises three members elected by the General Meeting of Shareholders for a one-year term of office.

The Statutory Audit Council has a nonpermanent nature, being installed upon request from the shareholders, holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

EXECUTIVE OFFICERS' COMMITTEE

The Company has eight Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three-year term of office, for the positions of Chief Executive Officer, Executive Vice-President of Operations, Executive Vice-President of Finance, Planning and Control, Executive Vice-President of Marketing and Innovation, Vice-President of Technology and Networks, Vice-President of Compliance and Corporate Relations, Vice-President of IT, Product and Services Engineering, and Vice-President of Customers. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9. RESEARCH AND DEVELOPMENT

VIVO has entered into agreements with the CEFET-RS university and with the Federal University of Rio Grande do Sul State (UFRGS). Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the Company's technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the Research and Development Center (CPqD), for evaluation and studies of new technologies.

10. HUMAN RESOURCES

The Company believes that personal realization is the basis for the development of its strategies and for achieving differentiated results.

As a result of a co-participation process, which involved all the leaderships, the Company managed to conclude the review of its Corporate Guidelines in August 2004.

TALENT ATTRACTION AND RETENTION

Marked by a significant attraction appeal, the Company is holding its 3 rd Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the Company. In order to retain talents, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competences, programs for international training of key workers of the Company made possible by the technical-cultural integration between the two shareholder groups - Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$50 million in 2004, for all the companies operating under "VIVO" brand, for fiscal year 2003.

PROFESSIONAL QUALIFICATION AND DEVELOPMENT

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the Company in continuously developing its professionals, with some R$6.5 million being invested by "VIVO" companies in 2004. This was one of the most significant factors that contributed to the increased competitiveness of "VIVO" companies.

IN-COMPANY ENVIRONMENT

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions. Due to the diversity of workers, the Company focused its efforts on finding a "North" for the communication, based on carefully and specially prepared diagnosis.

Actions towards reinforcing corporate culture are designed to consolidate the Company's image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different hierarchic levels.

Essential for establishing a good internal environment, health and life quality have continued to deserve special attention, since the Company believes that its workers' welfare is a critical factor for the Company's success, for which reason investments are effected with the purpose of making all employees aware of prevention practices. The Company's health management policy was awarded the ADVB 2004 Top RH prize, thus evidencing the effectiveness of said policy with the Company's workers and their families, not only due to the quality of the health plans made available to the workers but also to the assistance based on pro-activity and personal care through preventive actions and campaigns.

Workers are also asked to answer questions in connection with a climate research, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as an advance in the purpose of joint work between the top management and the labor staff in the search for excellence and leadership.

LABOR STAFF

The total labor count in the end of 2004 was 4,214, against 4,045 in December 2003, as a result of the strong increase in Marketing and Sales activities, partially offset by a reduction in the labor count of the other areas, which was performed on a criterion basis, in order to avoid quality loss.

The distribution per activity is as follows:

Area of Activity	2004	2003	Var. (%)
Technical and Operations	948	998	(5.0)
Marketing and Sales	1,941	1,540	26.0
Customer Assistance	542	673	(19.5)
Financial and Administrative Support	786	834	(5.8)
TOTAL	4,217	4,045	4.3

Adhesion to the Private Pension Plans represented 54.3% of the total labor count, which means 2,291 workers.

11. SOCIAL RESPONSIBILITY

VIVO Institute is an association made up by VIVO operators. Having succeeded to the projects that were developed through former Telefônica Foundation's Instituto Brasil Digital, VIVO Institute was born in July 2004, with the purpose of being aligned with and extend VIVO's social responsibility work to all the States in which the Company operates.

After VIVO Institute was created, the focus of VIVO's actions in the social area was redefined; as a result, education and environment became priority areas. Today, there are some 50 projects in progress and more than 200 thousand people directly assisted by them.

2004 SUMMARY

•  Launching of VIVO Institute.

•  Publication of the first VIVO Corporate Responsibility Report (in a summary version, distributed to all VIVO workers).

•  About 40 projects have been supported and more than 200 thousand people assisted. Among them, the following are worthy of mention: " SuperAção Jovem " (Young Super Action) in partnership with Ayrton Senna Institute (SP, SC, PA, MS and DF); " Pastoral da Criança " (Children's Pastoral Program) (MA, PA, GO, RO, AM, TO, MT and MS) ; " Eco-Vídeo Biblioteca " (Eco-Video Library) (GO); " Cooperativa de Mulheres Costureiras de São Bartolomeu " (Co-operative Society of Sewing Women of São Bartolomeu) (BA); " Acelera Goiás " (Speed-up Goiás), " Acelera Tocantins " (Speed-up Tocantins) and " Se Liga Tocantins " (Wake-up Tocantins), all of them in partnership with Ayrton Senna Institute; " Banco da Providência " (Providence Bank) (RJ); " Projeto Água Viva " (Live Water Project) (RJ); " Jovens Talentos " (Young Talent) (ES); " Projeto de Esporte na Ilha Criança " (Sports Program in Children's Island) (SC); and " Projeto Guri " (Guri Project) (SP).

•  Launching of VIVO Voluntary Program, with its action focused on visual deficiency and performance of Vaccination, Clothing, Children's Day and Christmas campaigns.

•  Support and participation of VIVO Institute in the industry events, among them the 10 th National Forum of Entrepreneurial Citizenship (RJ), Environment Quality Symposium (RS), II Environment Education Exhibition and Workshop (PR), Unesco 2004 Prize (DF), II Companies' Social Responsibility Workshop (MS), and I Social Responsibility Workshop (RJ).

12. PRIZES

The Company was awarded several prizes in 2004, among which the following are worthy of mention:

•  Top RH 2004 ADVB - VIVO SP won the prize with the case "The Strategic Role Played by Medical Assistance in Building a Healthy and Solidary Company".

•  ANEFAC 2004 Prize - Telesp Celular S.A. was awarded a prize as one of the best 10 financial statements of Brazil among closely-held companies.

•  Modern Consumer Prize 2004 - VIVO was awarded a prize for the quality of its customer assistance in the cellular telephone industry.

•  Top of Marketing ADVB 2004 - VIVO was awarded prizes for four success "cases" (" São Paulo Fashion Week " , " VIVO Open Air ", " Recarga Premiada " (Rewarded Reload) and " VIVO ao VIVO " (Live VIVO)) by ADVB.

•  Top of Mind 2004 Prize - VIVO is the mostly remembered brand in its branch of activity pursuant to Folha de São Paulo newspaper.

•  August 2004 Reliable Brands Prize - Vivo was elected the most reliable brand in the cellular phone industry by the readers of Seleções magazine.

13. INDEPENDENT AUDIT

The policy of Telesp Celular Participações S.A. towards its independent auditors as regards respect to the rendering of services not related to external audit is substantiated on principles that protect auditor's independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In fiscal year 2004, Telesp Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit works. Decision making about the adopted procedures was established by Company's management.

POLICIES AND PROCEDURES

The Company's and its controlled companies' policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14. OUTLOOKS AND FUTURE PLANS

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2005 will keep the upward trend of growth started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed by far the average growth of the economy. A strong competition scenario is expected for 2005, as a consequence of consolidation of the current competitors, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies and customer retention and fidelity campaigns and actions.

Within this context, the Company intends to keep a leadership position on the Brazilian market, stimulating its growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions and minimize the strong competition effects through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers' expectations.

15. ACKNOWLEDGMENTS

The management of Telesp Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of

Telesp Celular Participações S.A.

São Paulo - SP

1. We have audited the accompanying individual (holding company) and consolidated balance sheets of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the related statements of loss, changes in shareholders' equity (holding company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.  In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Telesp Celular Participações S.A. and its subsidiaries as of December 31, 2004 and 2003, the results of their operations, the changes in shareholders' equity (holding company) and the changes in financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.  The additional information for the years ended December 31, 2004 and 2003 in respect to the statements of cash flows are presented to allow additional analyses and are not required as a part of the basic financial statements. We have audited such information according to the auditing procedures mentioned in paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements taken as a whole.

5.  The accompanying financial statements are an adaptation and a translation of the financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil .

São Paulo , February 16, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT ASSETS
Cash and cash equivalents	94,422	564	1,180,855	1,158,849
Trade accounts receivable, net	-	-	1,483,819	1,212,474
Inventories	-	-	456,510	157,296
Advances to suppliers	1	-	44,918	71,845
Interest on shareholders' equity and dividends	532,834	32,392	-	-
Deferred and recoverable taxes	118,824	2,598	871,281	595,745
Prepaid expenses	1,300	3,186	157,235	92,689
Derivatives	-	504,742	7,803	994,223
Other current assets	18,052	13,746	152,698	104,463
	765,433	557,228	4,355,119	4,387,584

NONCURRENT ASSETS
Intercompany credits	-	470,558	-	-
Deferred and recoverable taxes	211,481	207,604	1,396,835	893,632
Derivatives	-	635	385,297	444,088
Prepaid expenses	1,309	1,815	36,119	24,338
Other noncurrent assets	1,946	1,946	74,504	74,426
	214,736	682,558	1,892,755	1,436,484

PERMANENT ASSETS
Investments	7,524,778	6,861,772	2,056,427	2,291,311
Property, plant and equipment, net	553	897	5,603,004	5,240,843
Deferred assets, net	-	-	223,864	268,522
	7,525,331	6,862,669	7,883,295	7,800,676

TOTAL ASSETS	8,505,500	8,102,455	14,131,169	13,624,744

LIABILITIES	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT LIABILITIES
Payroll and related accruals	1,135	725	84,136	69,065
Suppliers and trade accounts payable	16,419	12,942	1,704,483	1,333,398
Taxes payable	5,471	644	343,366	254,378
Loans and financing	1,909,640	2,999,963	2,897,003	3,993,316
Interest on shareholders' equity and dividends	-	4,595	82,281	107,322
Provision for contingencies	58,987	51,082	124,296	126,145
Derivatives	169,118	109,183	266,200	404,465
Other liabilities	20,998	22,841	134,824	165,536
	2,181,768	3,201,975	5,636,589	6,453,625

LONG-TERM LIABILITIES
Loans and financing	1,293,647	1,466,208	2,066,169	2,295,848
Provision for contingencies	-	-	195,434	153,482
Taxes payable	-	-	189,341	172,841
Derivatives	122,611	25,403	153,835	31,070
Other liabilities	-	15,555	39,278	3,733
	1,416,258	1,507,166	2,644,057	2,656,974

ADVANCE FOR FUTURE CAPITAL INCREASE	1,999,941	-	1,999,941	-

MINORITY INTEREST	-	-	942,923	1,120,705

SHAREHOLDERS' EQUITY
Capital stock	4,373,661	4,373,661	4,373,661	4,373,661
Capital reserves	1,089,879	1,089,879	1,089,879	1,089,879
Accumulated deficit	(2,556,160)	(2,070,379)	(2,556,160)	(2,070,379)
	2,907,380	3,393,161	2,907,380	3,393,161

FUNDS FOR CAPITALIZATION	153	153	279	279

TOTAL LIABILITIES	8,505,500	8,102,455	14,131,169	13,624,744
The accompanying notes are an integral part of these financial statements.

STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, except loss per thousand shares)

	Holding Company		Consolidated
	2004	2003	2004	2003

GROSS OPERATING REVENUE
Telecommunication services	-	-	7,802,257	6,300,290
Sales of goods	-	-	1,953,365	1,569,492
	-	-	9,755,622	7,869,782

DEDUCTIONS FROM GROSS REVENUE	-	-	(2,414,595)	(1,823,405)

NET OPERATING REVENUE	-	-	7,341,027	6,046,377
Cost of services rendered	-	-	(1,600,582)	(1,798,240)
Cost of goods sold	-	-	(1,734,559)	(1,222,293)

GROSS PROFIT	-	-	4,005,886	3,025,844

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(1,896,434)	(1,264,873)
General and administrative expenses	(8,165)	(18,578)	(634,910)	(561,302)
Other operating expenses	(218,882)	(136,138)	(402,777)	(329,711)
Other operating income	5,030	5,915	243,284	184,664
Equity pick-up	460,077	135,455	-	-
	238,060	(13,346)	(2,690,837)	(1,971,222)

INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES	238,060	(13,346)	1,315,049	1,054,622
Financial expenses	(1,055,950)	(1,381,409)	(1,710,941)	(2,470,919)
Paid interest on shareholders' equity	-	-	(39,838)	(94,129)
Financial income	324,256	754,565	615,515	1,337,415
Received interest on shareholders' equity	316,230	224,870	-	-

INCOME (LOSS) FROM OPERATIONS	(177,404)	(415,320)	179,785	(173,011)
Nonoperating income (expenses), net	3,490	(44)	(51,184)	(25,658)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(173,914)	(415,364)	128,601	(198,669)
Income and social contribution taxes	-	-	(327,061)	(277,945)
Minority interest	-	-	(331,522)	(257,749)

LOSS BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	(173,914)	(415,364)	(529,982)	(734,363)
Reversal of interest on shareholders' equity	(316,230)	(224,870)	39,838	94,129

LOSS FOR THE YEAR	(490,144)	(640,234)	(490,144)	(640,234)

LOSS PER THOUSAND SHARES - R$	(0.4183)	(0.5464)

The accompanying notes are an integral part of these financial statements,

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

		Capital reserves
	Realized capital stock	Special goodwill reserve	Goodwill	Accumulated deficit	Total shareholders' equity

BALANCES AT DECEMBER 31, 2002	4,373,661	968,086	99,710	(1,431,500)	4,009,957

Dividends determined - 1999	-	-	-	1,355	1,355
Adjustment of income and social contribution tax rates	-	22,083	-	-	22,083
Loss for the year	-	-	-	(640,234)	(640,234)

BALANCES AT DECEMBER 31, 2003	4,373,661	990,169	99,710	(2,070,379)	3,393,161

Dividends determined - 2000	-	-	-	4,363	4,363
Loss for the year	-	-	-	(490,144)	(490,144)

BALANCES AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,160)	2,907,380

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Holding Company		Consolidated
	2004	2003	2004	2003

SOURCES OF FUNDS
From operations (see below)	-	-	1,308,577	965,604

From shareholders-
Advance for future capital increase	1,999,941	-	1,999,941	-
	1,999,941	-	1,999,941	-

Other sources:
Interest on shareholders' equity and dividends received	980,928	415,670	-	-
Determination of interest on shareholders' equity and dividends	4,363	1,355	4,363	1,355
Financing of long-term deferred and recoverable taxes	-	-	-	58,334
Credits with subsidiary	499,034	27,864	-	-
Incoming loans and financing	894,094	1,907,238	1,240,563	1,907,238
Effect of TCO consolidation on net working capital	-	-	-	744,716
Capital stock paid up by minority shareholders	1,132	-	-	-
Transfer of long-term permanent assets to current assets	-	-	1,283	-
Transfer of noncurrent to current assets	-	464,797	219,873	1,329,554
	2,379,551	2,816,924	1,466,082	4,041,197
Total sources	4,379,492	2,816,924	4,774,600	5,006,801

USES OF FUNDS
In operations (see below)	683,293	784,897	-	-
Other investments	-	34	6,873	34
Minority shareholders	-	-	509,304	92,249
Additions to property, plant and equipment	-	326	1,392,058	708,639
Additions to deferred assets	-	-	3,137	235
Acquisition of interest in investments	909,838	395,782	-	395,782
Goodwill paid in acquisition of investments	487,881	1,656,127	487,881	1,656,127
Reversal of interest in goodwill reserve (TCO)	-	25,436	-	25,436
Transfer of long-term to current liabilities	1,063,407	1,905,899	1,397,831	2,151,190
Transfer of current to long-term liabilities	6,661	4,694	-	4,694
Incoming deferred taxes	-	207,185	126,902	178,581
Transfer of long-term permanent assets to current assets	-	-	-	6,563
Incoming prepaid expenses	-	-	62,741	-
Other incoming assets	-	-	3,302	28,661
Total uses	3,151,080	4,980,380	3,990,029	5,248,191

INCREASE (DECREASE) IN WORKING CAPITAL	1,228,412	(2,163,456)	784,571	(241,390)

STATEMENT OF WORKING CAPITAL
Current assets:
Beginning of the year	557,228	291,836	4,387,584	1,198,169
End of the year	765,433	557,228	4,355,119	4,387,584
Increase (decrease)	208,205	265,392	(32,465)	3,189,415

Current liabilities:
Beginning of the year	3,201,975	773,127	6,453,625	3,022,820
End of the year	2,181,768	3,201,975	5,636,589	6,453,625
Increase (decrease)	(1,020,207)	2,428,848	(817,036)	3,430,805

INCREASE (DECREASE) IN WORKING CAPITAL	1,228,412	(2,163,456)	784,571	(241,390)

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Loss for the year	(490,144)	(640,234)	(490,144)	(640,234)

Equity pick-up	(460,077)	(135,455)	-	-
Minority interest	-	-	331,522	257,749
Depreciation and amortization	215,835	95,129	1,273,875	1,220,731
Exchange and monetary variation of long-term liabilities	2,685	(75,016)	(14,767)	(118,260)
Exchange variation of long-term liabilities	(3,470)	(40,978)	54,234	198,271
Determination of dividends at subsidiaries	(368)	(4,494)	-	-
Increase (decrease) of provision for contingencies	-	-	16,034	(56,165)
Interest on loan to subsidiary	(44,028)	-	-	-
Interest on long-term derivatives	102,541	15,755	88,883	15,755
Decrease in provision for pension fund	-	-	(2,831)	(1,373)
Deferred taxes	(3,874)	-	(10,283)	46,440
Loss (gain) of interest	(2,647)	-	1,271	-
Taxes payable	-	-	2,743	-
Sale of propery, plant and equipment	254	276	58,040	42,690
Income on the merger of holdings	-	120	-	-
Items that do not affect the working capital	(193,149)	(144,663)	1,798,721	1,605,838
Total	(683,293)	(784,897)	1,308,577	965,604

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)
	Consolidated
	2004	2003

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net loss for the year	(490,144)	(640,234)
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation and amortization	1,273,875	1,220,731
Minority shareholders	331,522	257,749
Loss in the sale of property, plant and equipment	51,184	18,694
Losses in the participation acquisition	1,271	-
Monetary and exchange variation and charges of loans and financing	97,214	(367,139)
Low received with contracts to term and of swap arrangements	634,070	659,224
Provision for doubtful accounts	183,508	85,460
Increase in accounts receivable	(454,853)	(534,216)
Increase in deferred and recoverable taxes	(267,678)	(5,520)
(Increase) decrease in inventories	(299,214)	22,956
Increase in other current assets	(84,631)	(127,316)
(Increase) decrease in accounts receivable noncurrent assets	(11,859)	11,867
Increase in payroll and related accruals	15,071	22,382
Increase in the interests to pay	14,841	80,532
Increase in suppliers and trade accounts payable	371,085	595,640
Increase in taxes payable	105,488	77,601
Increase (decrease) in other current liabilities	(30,712)	141,461
Increase in provision for contingencies	40,103	-
Decrease in other long-term liabilities	(2,655)	(60,211)
Net cash provided by operating activities	1,477,486	1,459,661

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,392,058)	(708,639)
Additions to deferred assets	(3,137)	(235)
Income on the sale of assets	6,856	23,996
Other investments	(6,873)	(34)
Acquisition of subsidiary participation	(997,185)	(1,715,263)
Minority	-	(3,505)
Negotiable instruments	-	760,426
Net cash provided by (used in) investing activities	(2,392,397)	(1,643,254)

FINANCING ACTIVITIES
Payment of loans and financing	(4,878,462)	(2,894,325)
New loans and financing obtained	3,836,116	4,310,335
Interest on shareholders' equity and dividends paid	(20,678)	(91,371)
Advance for future capital increase	1,999,941	-
Net cash used in financing activities	936,917	1,324,639

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,006	1,141,046
At beginning of the year	1,158,849	17,803
At end of the year	1,180,855	1,158,849

The accompanying notes are an integral part of these financial statements,

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATING CONTEXT

Telesp Celular Participações S.A. ("TCP" or "Company") is a publicly-held company whose controlling shareholders, on December 31, 2004, are Brasilcel N.V. (57.26% of the total capital stock) and Portelcom Participações S.A. (7.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

TCP is the controlling shareholder of Telesp Celular S.A. ("TC"), Global Telecom S.A. ("GT") and Tele Centro Oeste Celular Participações S.A. ("TCO"), which provide cellular telecommunication services in the States of São Paulo, Paraná and Santa Catarina and Federal District , respectively, and exercise activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO shall be in force up to August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators annual revenues.

In addition, TCO is the controlling shareholder of the following operators:

Operator	TCO interest - %	Operation area	Expiration date of authorization

Telegoiás Celular S.A.	100	Góias and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	10 0	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A. (NBT)	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

As of July 6, 2003, the operators implemented the Carriers Selection Code (CSP) ("Código de Seleção da Prestadora"), by which customers may now choose their carrier for national and international long-distance services, in compliance with the rules of Personal Mobile Service (SMP) ("Serviço Móvel Pessoal"). The subsidiaries no longer receive revenue from national and international long-distance calls; instead, they receive interconnection fees for the use of their network on these calls.

The subsidiaries' business, including the services they may provide, are ruled by the National Telecommunications Agency (ANATEL) ("Agência Nacional de Telecomunicações"), the telecommunication industry regulator, in accordance with Law No. 9,472, of July 16, 1997, and relevant regulations, decrees, decisions and plans.

Increase in TCO interest

The Tender Offer (OPA) ("Oferta Pública Voluntária") carried out by TCP for acquisition of preferred shares of TCO was completed on October 8, 2004. The total settlement of the Offer represented 32.76% of aggregate preferred shares, by means of the payment of R$901.5 million. Upon such acquisition, TCP became owner of 90.22% of the voting capital stock of TCO (51.42% of the total capital stock).

2.  PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the holding company and consolidated companies on December 31, 2004 and 2003 have been prepared pursuant to accounting practices established by the Brazilian corporate law, rules applicable to telecommunication service providers and accounting rules and procedures set forth by the Brazilian Securities Commission (CVM) ("Comissão de Valores Mobiliários").

In addition to balances and transactions of the Company, the consolidated financial statements include balances and transactions of TC, GT and TCO and respective subsidiaries and indirectly controlled companies, Telesp Celular International Ltd. and Telesp Celular Overseas. On December 31, 2003, the consolidated income includes transactions of TCO and its subsidiaries for the period from May 2003 to December 2003.

All balances and transactions among the above-mentioned companies have been eliminated in the consolidation.

The financial statements as of December 31, 2003 have been reclassified, as applicable, for comparability.

3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)  Cash and cash equivalents

Represent the balances existing in cash and banks and financial investments with immediate liquidity, showed at cost, added by earned gains until balance sheet date.

b)  Accounts receivable

Billed amounts are appraised at charge value on the date the service is rendered. Unbilled services rendered to customers until balance sheet date and receivables related to handsets and accessories sales are also included.

c)  Provision for doubtful accounts

It is constituted for credits which chances of recovery are considered remote.

d)  Conversion of transactions in foreign currency

Transactions in foreign currency are recorded using the exchange rate on transaction date and the relevant balances are adjusted until balance sheet date, and the exchange variation is recorded as income. The exchange variation and gains on foreign currency derivative contracts are determined and recorded monthly, irrespective of the settlement term.

e)  Inventories

They are represented by cellular handsets and accessories appraised at purchase average cost. A provision has been constituted to adjust the realization amount over costs of those cellular handsets considered obsolete or which amount exceed that usually traded by the subsidiaries within a reasonable period of time.

f)  Prepaid expenses

They are showed by the amounts actually disbursed but not yet incurred.

g)  Other assets

The subsidies practiced on sales of terminals to accredited agents are deferred and recognized as income as those terminals are enabled.

h)  Investments

The permanent corporate interest in subsidiaries is recorded by equity pick-up method. The financial statements of companies indirectly owned located abroad are adjusted by the exchange rate on the date of balance sheet closing. The accounting practices of companies directly and indirectly owned are consistent with those adopted by the holding company.

i)  Property, plant and equipment

It is showed by acquisition or construction cost less accrued depreciation, calculated on a straight-line basis, which relevant rates are in accordance with the estimated useful lives of the assets. The net financial expenses on loans to finance construction works in progress are recognized at their respective cost. The expenses incurred for repair and maintenance representing improvement, capacity increase or useful life are capitalized, while others are recorded in the income of the year. The provisions for cost to be incurred for disassembling towers and equipment in leased property, discounted at current value, is capitalized and depreciated over the equipment useful life, which shall not exceed the term of the agreement.

j)  Deferred

Preoperating expenses have been recorded at implementation cost of GT, NBT and TCO IP amortized on a straight-line basis over five and ten years (GT and NBT).

The goodwill determined for acquisition, on December 27, 2000, of Ceterp Celular S.A. by TC, which was subsequently merged, is being amortized over ten years.

It was recorded as deferred assets the goodwill concerning own stores, which are amortized over the lease agreement term.

k)  Income and social contribution taxes

They are calculated and recorded based on tax rates in force on the date the financial statements are prepared on an accrual basis. Deferred taxes attributable to temporary differences, tax loss and social contribution carryforwards are recorded by subsidiaries TC and TCO as assets assuming their future realization.

l)  Loans and financing

They are adjusted by the monetary and/or exchange variation and interest incurred until balance sheet date.

m)  FISTEL rate

The amount of FISTEL rate ("Fundo de Fiscalização das Telecomunicações") paid on validation service to new customers, generated monthly over the year, is deferred and amortized over the estimated period of customer loyalty, equal to 24 months.

n)  Provision for contingencies

They are determined based on legal counsels and management opinions, as to the probable outcome of pending issues, and are adjusted until balance sheet date at probable loss value, subject to the nature of each contingency.

o)  Provision for pension plan

The actuarial liabilities are calculated based on the projected unit credit cost method, and the fund assets are presented at their fair market value. Actuarial gains and losses were recorded immediately in the income for the year (Note 28).

p)  Recognition of revenues

Services revenue is recognized as services are rendered, being the billing made monthly. Unbilled revenue between the last billing date and the end of the month is recognized in the month in which the service is actually rendered. The revenues concerning sales of prepaid cellular minutes are deferred and recognized as income as such credits are actually used.

q)  Financial income and expenses

They represent interest and monetary and exchange variations resulting from financial investment, loan and financing obtained or granted. Exchange gains and losses in forward, option and swap contracts are included.

r)  Derivatives

TCP and its subsidiaries have derivative contracts with the purpose of managing their exposure to interest rate and exchange rates fluctuation regarding their cash flow in foreign currency. Those derivatives are recorded at the exchange rates in force on balance sheet date and the premiums prepaid or received are deferred for amortization over the term of respective contracts. Gains and losses, whether realized or not, calculated exclusively based on agreed conditions, are recorded as financial expense or income.

s)  Employees' profit sharing

Provisions are made to recognize expense regarding employees' profit sharing program.

t)  Use of estimate

The preparation of the financial statements requires management to make estimates and adopt assumptions at its reasonable discretion that affect the amounts presented as assets and liabilities, as well as revenue, costs and expenses amounts. Actual amounts may differ from those estimated.

u)  Loss per thousand shares

It is calculated based on the number of outstanding shares on the balance sheet date.

4.  CASH AND CASH EQUIVALENTS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Cash and banks	1,231	564	111,324	94,800
Financial investment	93,191	-	1,069,531	1,064,049
Total	94,422	564	1,180,855	1,158,849

The investments refer, mostly, to fixed rate transactions, indexed at CDI ("Certificado de Depósitos Interbancários", a Brazilian interbank market rate) variation, with immediate liquidity.

5.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.04	12.31.03

Unbilled amounts for services rendered	182,690	204,302
Billed amounts	707,609	447,387
Interconnection	389,021	353,272
Goods sold	374,184	343,354
Provision for doubtful accounts	(169,685)	(135,841)
Total	1,483,819	1,212,474

There are no customers who contribute to with more than 10% of accounts receivable, net at December 31, 2004 and 2003, except for amounts receivable from Telecomunicações de São Paulo S.A. - TELESP, which represent approximately 11% and 15% of trade accounts receivable, net at December 31, 2004 and 2003, respectively.

Changes in the provision for doubtful accounts are as follows:

	Consolidated
	2004	2003

Beginning balance	135,841	120,135
Complementary provision	183,508	85,460
Initial consolidation Tele Centro Oeste Celular Participações S.A.	-	29,597
Write-offs	(149,664)	(99,351)
Ending balance	169,685	135,841

6.  INVENTORIES

	Consolidated
	12.31.04	12.31.03

Cellular handsets	460,674	167,100
Accessories	26,567	19,184
Provision for obsolescence	(30,731)	(28,988)
Total	456,510	157,296

7.  DEFERRED AND RECOVERABLE TAXES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid income and social contribution taxes	188,743	146,759	303,217	229,481
Withholding income tax	101,162	61,021	220,945	116,216
Recoverable ICMS (State VAT)	-	-	245,447	140,536
Recoverable PIS and COFINS and other	39,981	2,003	140,171	2,679
Total recoverable taxes	329,886	209,783	909,780	488,912

ICMS on deferred sales	-	-	21,055	30,635
Deferred income and social contribution taxes	419	419	1,337,281	969,830
Total	330,305	210,202	2,268,116	1,489,377

Current	118,824	2,598	871,281	595,745
Noncurrent	211,481	207,604	1,396,835	893,632

The main components of deferred income and social contribution taxes are as follows:
	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Merged tax credit (corporate restructuring)	-	-	985,155	642,272
Merged tax credit TCO	-	-	-	21,943
Tax credits:
Obsolescence	-	-	8,388	8,005
Contingencies	-	-	74,842	59,125
Doubtful accounts	-	-	42,688	31,628
Derivative instruments	-	-	4,602	7,211
Other	-	-	63,069	41,829
Tax loss and social contribution carryforwards	419	419	158,537	157,817
Total deferred taxes	419	419	1,337,281	969,830

Current	-	-	237,924	351,648
Noncurrent	419	419	1,099,357	618,182

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforwards: principally related to TC, will be offset up to a limit of 30% per year on future taxable income. Based on projections of future results, the subsidiary estimates that its tax loss carryforwards will be fully offset in two years.

b) Merged tax credit: consists of net balance of goodwill and provision to maintain the integrity of shareholders' equity (Note 29); its realization occurs with the amortization of its subsidiaries goodwill, which will occur between five and ten years. Opinions of external consultants used in the corporate restructuring process give grounds to the recovery of the amount within such term.

c) Temporary differences: will be realized upon payment of accruals, effective losses on bad debts or realization of inventories.

Technical studies of feasibility approved by the Company's Board of Directors indicate the full recovery of recognized deferred tax amounts, in accordance with the definition of CVM Instruction No. 371. The estimate schedule for realization of deferred taxes is as follows:

Year	Consolidated

2005	237,924
2006	343,948
2007	210,765
2008	320,636
2009	224,008
Total	1,337,281

The holding company and its subsidiaries GT and TCO IP do not recognize deferred income and social contribution taxes on tax loss and temporary differences, due to the absence of taxable profit projections in the short term.

8.  PREPAID EXPENSES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

FISTEL rate	-	-	103,422	49,223
Financial charges	2,609	5,001	4,034	7,142
Trade incentives	-	-	8,689	13,123
Advertising	-	-	63,085	35,239
Insurance premium	-	-	1,035	985
Rentals	-	-	9,323	9,222
Other	-	-	3,766	2,093
Total	2,609	5,001	193,354	117,027

Current	1,300	3,186	157,235	92,689
Noncurrent	1,309	1,815	36,119	24,338

9.  OTHER ASSETS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Subsidy on product sale	-	-	55,596	22,448
Advance for acquisition of shares	-	-	15,584	44,461
Credit with suppliers	-	-	23,518	49,491
Deposit in court	-	-	76,501	27,964
Tax incentive	-	-	30	30
Advance to employees	70	-	4,865	5,695
Credit with related companies	13,612	13,507	33,162	22,308
Other assets	6,316	2,185	17,946	6,492
Total	19,998	15,692	227,202	178,889

Current	18,052	13,746	152,698	104,463
Noncurrent	1,946	1,946	74,504	74,426

10.  INVESTMENTS

a) Interest in subsidiaries

Subsidiaries	Common interest	Preferred interest	Total interest

Telesp Celular S.A.	100%	-	100%
Global Telecom S.A.	100%	100%	100%
Tele Centro Oeste Celular Participações S.A.	90.22%	32.76%	51.42%

Treasury shares are excluded from the calculation of interest in TCO.

b) Amount of shares held

	In thousands
Subsidiaries	Common shares	Preferred shares	Total shares

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	111,583,150	84,252,534	195,835,684

c) Information of subsidiaries

	Shareholders' equity		Net income (loss)
Subsidiaries	12.31.04	12.31.03	2004	2003

Telesp Celular S.A.	2,966,517	3,417,322	46 1,685	495,172
Global Telecom S.A.	1,111,313	795,455	(180,348)	(436,020)
Tele Centro Oeste Celular Participações S.A.	2,441,502	1,556,086	507,051	328,203	(*)

(*) Refers to the net income of the period from May through December of 2003.

d) Composition and changes

The investment balance of the holding company includes the equity interest in direct subsidiaries, goodwill, advance for future capital increase and provision for loss in investment, as well as other investments pursuant to the table below:

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Investment in subsidiaries	5,059,262	4,647,772	-	-
Goodwill in investment acquisition, net	2,397,880	2,638,076	2,498,874	2,740,632
Advance for future capital increase	517,148	25,436	5,704	-
Provision for investment loss (*)	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	103	1,464	294
Investment balance	7,524,778	6,861,772	2,056,427	2,291,311

(*) As a result of the loss accrued by GT and its indebtedness, provisions have been recorded for investment loss.

Changes in investments for years ended on December 31, 2004 and 2003 are as follows:

	2004				2003
Investment in subsidiaries	TC	GT	TCO	Total	Total

Beginning balance	3,417,322	795,455	434,995	4,647,772	4,111,464
Increase in interest	-	496,206	431,578	927,784	812,029
Gain in interest	-	-	4,189	4,189	-
Dividends payment	(638,422)	-	(26,276)	(664,698)	(190,800)
Payment of interest on shareholders' equity	(274,068)	-	(42,162)	(316,230)	(224,870)
Determined interest on shareholders' equity	-	-	368	368	4,494
Equity pick-up	461,685	(180,348)	178,740	460,077	135,455
Ending balance	2,966,517	1,111,313	981,432	5,059,262	4,647,772

	2004			2003
Goodwill in investment acquisition, net	GT	TCO	Total	Total

Beginning balance	1,077,020	1,561,056	2,638,076	875,830

Goodwill increase re. interest acquisition	-	487,881	487,881	1,857,317
Transfer of tax benefit on merged goodwill	-	(511,061)	(511,061)	-
Loss in goodwill interest	-	(11)	(11)	-
Goodwill write-offs	-	(1,260)	(1,260)	-
Goodwill amortization	-	(215,745)	(215,745)	(95,071)
Ending balance	1,077,020	1,320,860	2,397,880	2,638,076

	2004		2003
Advance for future capital increase	TCO	Total	Total

Beginning balance	25,436	25,436	595,474
Interest acquisition in goodwill special reserve	-	-	25,436
Transfer of tax benefit on merged goodwill	511,061	511,061	-
Loss in goodwill interest transferred	(271)	(271)	-
GT capital increase	-	-	(595,474)
TCO capital increase by the realized tax benefit	(19,078)	(19,078)	-
Ending balance	517,148	517,148	25,436

The goodwill determined in GT acquisition, in the amount of R$1,077,020, will be amortized over ten years based on the estimated future profitability as of generation of positive results anticipated for 2005.

TC holds interest in Telesp Celular International Ltd. and Telesp Celular Overseas, located abroad, in order to obtain and onlend funds by means of international loans.

On May 31, 2004, the tax benefit resulting from the goodwill paid for acquisition of TCO was transferred to that company and its subsidiaries. Consequently, R$510,790 (net of loss in interest of R$271) have been transferred as advance for future capital increase, provided that shares will be issued on behalf of TCP upon realization of such benefit by TCO and its subsidiaries. The remaining goodwill, in the amount of R$992,060, was recorded as future earnings and will be amortized over five years.

On March 30, 2004, TCP increased its interest in TCO capital stock, using a portion of the advance for future capital increase. The minority interest in such capital increase resulted in a reimbursement to TCP in the amount of R$1,132.

On October 8, 2004, TCP acquired 32.76% of the preferred shares of TCO in the amount of R$901,502; as a result, the total interest in TCO increased from 29.30% to 51.42%.

11.  PROPERTY, PLANT AND EQUIPMENT, NET

a) Composition

		Consolidated
	Annual depreciation rate - %	12.31.04			12.31.03
		Cost	Accrued depreciation	Property, plant and equipment, net	Property, plant and equipment, net

Transmission equipment	10.00 to 20.00	4,168,519	2,633,789	1,534,730	1,679,314
Switching equipment	10.00 to 20.00	1,705,315	801,442	903,873	794,989
Infrastructure	4.00 to 20.00	1,304,446	534,531	769,915	788,232
Lands	-	48,264	-	48,264	47,937
Rights to software use	20.00	1,214,080	675,404	538,676	548,158
Buildings	2.86 to 4.00	171,236	34,921	136,315	136,065
Terminal equipment	10.00 to 66.67	368,060	241,712	126,348	67,827
Concession license	-	976,477	434,028	542,449	607,890
Other assets	6.67 to 20.00	429,917	218,519	211,398	158,264
Properties and work in progress	-	791,036	-	791,036	412,167
Total		11,177,350	5,574,346	5,603,004	5,240,843

In 2004, the Company capitalized financial charges on property and work in progress in the amount of R$6,761 (R$1,655 in 2003).

b) Rentals

The Company leases equipment and property by means of a number of agreements with several maturity dates. Annual rental expenses are:

Year

2005	68,193
2006	55,105
2007	47,373
2008	39,025
2009	32,166
2010 on	151,986
Total of minimum payments	393,848

In addition, the Company entered into a lease agreement with Telecomunicações de São Paulo S.A. - TELESP, a related party, in the total annual amount of R$14,609, including costs of certain equipment used to provide telecommunication services, such as electricity and air conditioning system.

12.  DEFERRED, NET

	Consolidated
	Annual amortization rate - %	12.31.04	12.31.03

Pre-operating expenses:
License amortization	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	15,092	12,109
Other	20	154	-
		452,762	449,625

Accrued amortization:
Pre-operating		(186,813)	(149,935)
Goodwill - Ceterp Celular S.A.		(34,408)	(25,982)
Goodwill		(7,677)	(5,186)
		(228,898)	(181,103)
Total deferred		223,864	268,522

(*) In accordance with the term of the agreement.

13.  TRADE ACCOUNTS PAYABLE

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Suppliers	16,305	12,872	1,306,761	1,019,982
Interconnection/connection	-	-	80,531	58,082
SMP transfer (*)	-	-	255,380	140,935
Technical assistance	-	-	31,994	80,534
Other	114	70	29,817	33,865
Total	16,419	12,942	1,704,483	1,333,398

(*) Refers to long-distance services to be transferred to operators due to the migration to SMP system.

14. TAXES, RATES AND CONTRIBUTIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

ICMS	-	-	368,593	281,648
Income and social contribution taxes	-	-	28,826	3,544
PIS and COFINS	5,090	-	78,412	51,637
FISTEL	-	-	20,081	73,409
FUST and FUNTTEL	-	-	4,470	3,902
Other taxes, rates and contributions	381	644	32,325	13,079
Total	5,471	644	532,707	427,219

Current	5,471	644	343,366	254,378
Noncurrent	-	-	189,341	172,841

The noncurrent portion refers to: (a) R$171,276 ICMS (Sate VAT) - "Programa Paraná Mais Emprego" resulting from the covenant with the Government of Paraná State concerning the postponement for payment of the ICMS. This covenant sets forth that the ICMS maturity date will occur in the 49 th month following that in which the ICMS was determined.

15.  LOANS AND FINANCING

a) Composition of debt

Description	Currency	Interest	Holding Company		Consolidated
			12.31.04	12.31.03	12.31.04	12.31.03

Financial institutions:
FINIMP with debt assumption	US $	4.78% to 14.06%	-	44,538	-	105,880
Compror	US $	3.4% to 4% p.a.	-	-	103,841	18,818
BNDES	URTJLP	URTJLP + 3.5% to 4.6% p.a. (*)	-	-	366,537	635,670
BNDES	UMBND	3.5% to 4.6% p.a.	-	-	74,981	78,625
BNDES	R$	100% SELIC	-	-	152,377	-
Resolution No. 2,770	US $	3% to 16.83% p.a.	1,455,484	1,420,422	1,738,126	1,615,545
Resolution No. 63		¥1.3% to 1.4% p.a.	77,110	306,927	177,068	306,927
Export Development Corporation - EDC	US $	3.90% to 5.0% p.a. + LIBOR	-	-	71,158	125,509
Floating rate notes	US $	6.75% p.a.	-	433,380	-	433,380
Debentures	R$	104.4% of CDI	500,000	506,750	500,000	506,750
Commercial paper	US $	6.3% to 6.55% p.a.	-	-	238,896	-
Notes-	R$	101.6% of CDI	1,000,000	-	1,000,000
Debt assumption	US $	LIBOR + 2% to 7% p.a.	-	-	-	29,705
Teleproduzir	R$	0.02% p.a.	-	-	15,159	9,972

Suppliers-
NEC do Brasil	US $	7.30% p.a.	-	-	7,192	15,657

Related parties:
Commercial paper	US $	LIBOR + 1.825% p.a.	-	-	318,528	346,704
Resolution No. 4,131	US $	13.25% p.a.	-	-	-	260,028
Floating rate notes		€7.0% p.a. + Euribor	-	1,518,830	-	1,518,830

Investment acquisition - TCO	R$	2% to 4.5% p.a. + 108% to 110% of CDI	53,484	149,858	53,484	149,858
Other	R$	Column 20 FGV	-	-	1,523	1,845
Interest			117,209	85,466	144,302	129,461
Total			3,203,287	4,466,171	4,963,172	6,289,164

Current			1,909,640	2,999,963	2,897,003	3,993,316
Noncurrent			1,293,647	1,466,208	2,066,169	2,295,848

(*) In case TJLP (Brazilian long-term interest rate) exceeds 10% per year, the spread will be 6% per year.

ICMS - Programa Teleproduzir resulting from the covenant with the Government of Goiás State concerning the postponement for payment of the ICMS. This covenant sets forth that the ICMS will be paid in 84 monthly installments, with a grace period of 12 months as of credit use ending date.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

	12.31.04
Year	Holding company	Consolidated

2006	560,575	890,853
2007	233,072	584,457
2008	500,000	527,812
2009	-	24,358
2010	-	24,357
2011	-	14,332
Total	1,293,647	2,066,169

c) Restrictive covenants

GT entered into a loan agreement with "Banco Nacional de Desenvolvimento Econômico e Social - BNDES", whose balance on December 31, 2004 was R$304,305. On such date, GT reached several economical and financial indexes established in agreement.

TCO entered into a loan agreement with BNDES and Export Development Canada - EDC, whose balances on December 31, 2004 were R$137,213 and R$71,158, respectively. On such date, TCO reached several economical and financial indexes established in agreement.

d) Hedge

On December 31, 2004, the Company and its subsidiaries have exchange contracts with notional amounts of US$1,078,180 thousand, ¥6,879,947 thousand and €25,247 thousand, to cover its obligations and its subsidiaries' obligations against exchange fluctuation. As of December 31, 2004, the Company and its subsidiaries recorded accumulated loss of R$26,935 (gains of R$1,002,776 in 2003) on these contracts represented by a balance of R$393,100 in assets (R$1,438,311 in 2003), of which R$7,803 (R$994,223 in 2003) classified as current and R$385,297 (R$444,088 in 2003) as noncurrent and a balance of R$420,035 (R$435,535 in 2003) in liabilities, of which R$266,200 (R$404,465 in 2003) in current liabilities and R$153,835 (R$31,070 in 2003) in long-term liabilities. In addition, the Company have hedge contracts to cover local interest, in the reference amount of R$1,510 million, on which recorded gains of R$7,803.

e) Guarantees

TC loans and financing in local currency amount to R$152,377 represent financing with BNDES and are guaranteed by its accounts receivable.

GT loans and financing in local currency, amounting to R$304,305, represent financing guaranteed by the pledge on account receivable, of which may be withheld up to 140% of the monthly installment and with guarantee of TC.

TCO guarantees comprise the following:

Banks	Guarantees

BNDES TCO Operators	In the event of default, 15% of receivables and Bank Certificates Deposits (CDB) equivalent to the next installment payable are pledged
BNDES NBT	In case of default, 100% of receivables and CDB's equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period are pledged
EDC	TCO and other subsidiaries guarantee
Other loans and financing	TCO guarantee

16.  OTHER OBLIGATIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid services	-	-	102,159	110,158
Provision loyalty program	-	-	8,394	8,494
Other intercompany liabilities	20,998	38,396	23,902	27,817
Pension fund	-	-	358	3,187
Other	-	-	39,289	19,613
Total	20,998	38,396	174,102	169,269

Current	20,998	22,841	134,824	165,536
Noncurrent	-	15,555	39,278	3,733

TC, GT and TCO have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon return of handsets by customers, the reserve is reduced.

17.  PROVISION FOR CONTINGENCIES

The holding company and its subsidiaries have administrative and judicial contingencies including labor, tax and civil claims, which relevant accounting provision was made in relation to claims considered as probable losses.

The components of the provision balance are as follows:

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Labor	-	-	17,982	9,600
Tax	58,987	51,082	148,849	147,721
Civil	-	-	39,837	27,375
TELEBRÁS - TCO	-	-	113,062	94,931
Total	58,987	51,082	319,730	279,627

Current	58,987	51,082	124,296	126,145
Noncurrent	-	-	195,434	153,482

Changes in the provision for contingencies at year ended on December 31, 2004 are as follows:

Consolidated

Beginning balance	279,627
Additional provision, net of reversal	14,322
Monetary variation	30,631
Payments, net of reclassifications	(4,850)
Total	319,730

17.1. Tax claims

17.1.1. Probable loss

a) State VAT (ICMS)

The subsidiary Global Telecom, based on the opinion of its legal counsels, reserved an amount of R$1,088, concerning ICMS delinquency notices.

b) Social Contribution on Billing (COFINS)

The subsidiary Telesp Celular has been notified (case No. 19515.000.700/2003-97) taking into account the offset of COFINS in January and February 2000 against credits resulting from the surplus of 1/3 of COFINS collected in 1999, after the offset against Social Contribution on Net Income (CSLL). At December 31, 2004, the provision amounted to R$14,887.

c) National Institute of Social Security (INSS)

The indirect subsidiary NBT, based on the opinion of its legal counsels and tax consultants, recognized a provision in the amount of R$1,445, on December 31, 2004, for Delinquency Notices issued by INSS, which have been challenged by NBT.

17.1.2. Probable loss

Based on the opinion of its legal counsels and tax consultants, management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and, therefore, it did not recognize any provision in the financial statements as of December 31, 2004.

a) State VAT (ICMS)

The subsidiaries Global Telecom, TCO and the indirect subsidiaries NBT, Teleacre, Telems and Telegoiás received delinquency notices amounting to R$23,992, which main objects are: (i) ICMS on certain services unrelated to telecommunication services; (ii) ICMS on international calls, originated in Brazil; (iii) lack of proportional reversal of ICMS credit concerning permanent assets used to provide communication services and/or outflow of exempted or nontaxable goods; (iv) ICMS on gratuitous provision of telecommunication services, characterized by credit gifts to be used in prepaid service plan; (v) noninclusion in ICMS tax basis of the fine and delay interest charged to defaulting customers; (vi) alleged noncompliance with accessory obligations; and (vii) others related to goods sold.

b) Employees' Profit Sharing Program (PIS) and Social Contribution on Billing (COFINS)

b.1) Law No. 9,718/98

On November 27, 1998, Law No. 9,718 changed the calculation of PIS and COFINS, as follows: (i) increased COFINS rate from 2% to 3%; (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the CSLL; and, as well as, (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of surplus revenue in COFINS and PIS tax basis.

In the opinion of legal counsels, this increase is based on nonconstitutional grounds, considering that: (i) article 195 of the Brazilian Constitution, in force upon publication of Law No. 9,718/98, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; and (iii) the period of 90 days as of publication to enforce the law failed to be observed.

The holding company and Telesp Celular have been awarded favorable judicial decision at lower court, confirming the injunction authorizing the exclusion of surplus revenue from PIS and COFINS tax basis, as well as collection of COFINS at a rate of 2%.

At the appellate court the mentioned decision has been reversed, thus, the injunction was repealed. Accordingly, the subsidiary Telesp Celular recognized a reserve and made a deposit in court in the amount of R$9,529, exclusively for the rate increase of February and March 2000.

In connection with the surplus revenue contingency, in spite of being classified as "probable" loss, management recognized a reserve of relevant amounts, equivalent to: Telesp Celular Participações: R$58,987, of which R$54,559 refers to COFINS and R$4,428 to PIS; and Telesp Celular: R$53,388, of which R$47,243 refers to COFINS and R$6,145 to PIS.

TCO petitioned a write of mandamus challenging the legality of the requirements provided for in Law No. 9,718/98, and, with the purpose of suspending the credit liability, the amounts determined have been recognized and a deposit in court has been made amounting to approximately R$9,525.

Global Telecom also challenged the change introduced by Law No. 9,718/98, however, taking into account that no injunction has been awarded, it made a deposit in court in the corresponding amounts.

In view of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the holding company and its direct or indirect subsidiaries now include surplus revenue in PIS and COFINS tax basis.

b.2) Increase in tax basis

The subsidiary Telesp Celular received delinquency notices (cases No. 19515.000701/2003-28 and No. 19515.000699/2003-97) in the amount of R$2,196 (PIS - R$391, and COFINS - R$1,805), due to the increase in PIS and COFINS taxes introduced by Law No. 9,718/98. The mentioned delinquency notices have been challenged by the holding company at administrative level.

c) Tax on Services (ISS)

The indirect subsidiary NBT received a delinquency notice issued by the Municipality of Boa Vista (PR), in which the ISS payment on related services (detailed account, choice of a specific line, line replacement, line transfer, call waiting, conference, call identification, call blocking, contract transfer, temporary transfer - follow-me), for the period from October 2000 to May 2002. The amount of this contingency, at December 31, 2004, is equivalent to R$543.

The indirect subsidiary Telems received a delinquency notice similar to that of NBT issued by the Municipality of Campo Grande (MS) concerning to the period from May 1998 to March 2001, whose amount, at December 31, 2004, is equivalent to R$370.

Likewise, the indirect subsidiary Telemat received a delinquency notice in the amount of R$295.

d) Corporate Income Tax (IRPJ)

The indirect subsidiary Telems received a delinquency notice in the amount of R$2,529, in which the amount paid to FINOR throughout civil year 1998 was not recognized as utilization of tax payable in tax incentive, but as utilization in own resources and/or voluntary subscription, which, therefore, became liability as for tax income purposes, pursuant to article 4 of Law No. 9,532/97. The legality of such notice has been challenged by Telems.

17.2 Labor and civil

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$34,560 for civil claims and R$32,009 for labor claims, as follows:

	Civil	Labor

Telesp Celular Participações	5	281
Telesp Celular	12,407	22,922
Global Telecom	6,930	3,988
TCO	15,218	4,818
Total	34,560	32,009

18.  LEASING

TC and TCO have leasing agreements. The expenses recorded in 2004 were R$17,678 (R$30,163 in 2003). The amount to be paid as a result of such agreements adjusted at the exchange rate in force on December 31, 2004 is R$617 (R$16,181 in 2003). The balance will be paid in monthly, bimonthly and quarterly installments up to June 2005.

19.  SHAREHOLDERS' EQUITY

a) Capital stock

On December 31, 2004 and 2003, the capital stock is composed by shares without par value as follows:

Lot per thousand shares

Common shares	409,383,864
Preferred shares	762,400,488
Total	1,171,784,352

On November 8, 2004, the Company informed to shareholders the capital increase of up to R$2,053,895, of which R$2,000,000 in cash and the portion in the amount of R$53,895, equivalent to the tax benefit of merged goodwill effectively realized in 2003, to be subscribed by Portelcom Participações S.A.

Until December 31, 2004, shares in the aggregate amount of R$1,999,941 were subscribed, which are represented as advance for future capital increase until ratification of the process.

On January 7, 2005, the ratification was determined for the capital increase and new 410,775,084,810 shares were issued, of which 143,512,975,688 common shares and 267,266,107,676 preferred shares, at a price of R$5.00 per thousand shares. At the auction of leftovers new 4,089,484 shares were subscribed and paid up, of which 90,930 common shares, at the price of R$5.00 per thousand shares, and 3,998,554 preferred shares, at the price of R$6.95 per thousand shares.

Taking into account that the preferred shares offered in the auction of leftovers were subscribed at a price of R$6.95 per thousand shares, there was an additional subscription of R$8. The Company will recognize the difference as goodwill reserve.

Thus, the capital stock, that on December 31, 2004 was R$4,373,661, now is R$6,427,556, represented by 552,896,931 common shares and 1,029,666,596 preferred shares without par value.

As a result of the capital increase, Brasicel N.V. and its associated entities now hold an interest of 59.88% in the Company.

b) Dividends

Unless otherwise provided for in articles 9 and 10 of the bylaws, preferred shares has no voting right, being assured to them the priority in capital reimbursement, without premium, right to receive dividend to be paid, equivalent to at least 25% of the net income of the year, calculated pursuant to article 202 of the Corporate Law, with priority to receive nonaccumulative minimum dividends, equivalent to the higher of: (a) 6% per year on the amount resulting from the division of the subscribed capital by the aggregate amount of the Company's shares; or (b) 3% per year on the amount resulting from the division of the shareholders' equity by the aggregate amount of the Company's shares, as well as the right to profit sharing paid in conditions equal to common shares, after being assured to them a dividend equal to the preferred minimum established to preferred shares.

Since the Annual Meeting held on March 27, 2004, the preferred shares have full voting right, taking into account the nonpayment of the minimum dividend to preferred shares during the last three consecutive years, pursuant to article 111, paragraph 1, of Law No. 6,404/76.

c) Special goodwill reserve

This reserve refers to the constitution of a special reserve of goodwill resulting from the corporate restructuring of the Company, which will be capitalized in favor of the holding company, upon effective realization of the tax benefit.

20.  NET OPERATING REVENUE

	Consolidated
	2004	2003

Subscription	242,588	207,427
Usage	3,803,020	3,190,144
Additional call charges	113,320	68,332
Interconnection	3,142,011	2,497,770
Data services	333,930	55,476
Other services	167,388	281,141
Total gross revenue from services	7,802,257	6,300,290

ICMS	(1,170,662)	(887,808)
PIS and COFINS	(280,896)	(225,024)
ISS	(2,416)	(856)
Discounts granted	(182,653)	(162,799)
Net operating revenue from services	6,165,630	5,023,803

Sale of handsets and accessories	1,953,365	1,569,492

ICMS	(186,742)	(162,928)
PIS and COFINS	(135,749)	(58,153)
Discounts granted	(349,081)	(268,391)
Return of goods	(106,396)	(57,446)
Net operating revenue from sales of handsets and accessories	1,175,397	1,022,574
Total net operating revenue	7,341,027	6,046,377

There are no customers which contributed to more than 10% of the gross operating revenue during the years ended on December 31, 2004 and 2003, except for Telecomunicações de São S.A. - TELESP, a related party. TELESP is the fixed line service provider and contributed to approximately 18% and 19% of the total gross revenue for the years ended on December 31, 2004 and 2003, respectively, mainly in relation to interconnection. The services provided by TELESP are billed using similar terms to those with unrelated third parties.

21.  COST OF SERVICES AND GOODS

	Consolidated
	2004	2003

Personnel	(59,308)	(48,586)
Supplies	(6,591)	(7,504)
Third-party services	(173,295)	(167,816)
Connection means	(119,684)	(108,656)
Rental/insurance/condominium	(90,362)	(90,181)
Interconnection	(222,415)	(298,222)
Taxes, rates and contributions	(190,479)	(202,352)
Depreciation	(728,907)	(870,240)
Other input	(9,541)	(4,683)
Cost of services rendered	(1,600,582)	(1,798,240)
Cost of goods sold	(1,734,559)	(1,222,293)
Total	(3,335,141)	(3,020,533)

22.  SELLING EXPENSES

	Consolidated
	2004	2003

Personnel	(187,814)	(149,976)
Supplies	(35,612)	(16,685)
Third-party services (*)	(1,207,941)	(762,359)
Rental/insurance/condominium	(34,519)	(32,366)
Taxes, rates and contributions	(1,534)	(669)
Depreciation and amortization	(149,554)	(109,230)
Provision for doubtful accounts	(183,508)	(85,460)
Other input	(95,952)	(108,128)
Total	(1,896,434)	(1,264,873)

(*) Third-party services include advertising costs amounting to R$314,949 and R$200,737 in 2004 and 2003, respectively.

23.  GENERAL AND ADMINISTRATIVE EXPENSES

	Holding Company		Consolidated
	2004	2003	2004	2003

Personnel	(4,034)	(4,864)	(138,502)	(117,898)
Supplies	(10)	(41)	(6,768)	(6,511)
Third-party services	(3,779)	(12,913)	(291,491)	(282,603)
Rental/insurance/condominium	(83)	(81)	(40,885)	(37,615)
Taxes, rates and contributions	(146)	(385)	(10,097)	(5,096)
Depreciation	(90)	(58)	(135,529)	(105,061)
Other input	(23)	(236)	(11,638)	(6,518)
Total	(8,165)	(18,578)	(634,910)	(561,302)

24.  OTHER OPERATING INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003

Income:
Fines	-	-	72,417	33,469
Recovered expenses	137	1,421	51,647	24,186
Reversal of provisions	-	-	16,975	106,176
Other	4,893	4,494	102,245	20,833
Total income	5,030	5,915	243,284	184,664

Expenses:
Provision for contingencies	(2,002)	(40,860)	(31,297)	(115,591)
Goodwill amortization	(215,745)	(95,071)	(225,732)	(104,537)
FUST	-	-	(29,973)	(25,208)
FUNTTEL	-	-	(14,854)	(12,599)
ICMS on other expenses	-	-	(3,804)	(7,989)
PIS and COFINS on other revenue	(770)	(89)	(26,291)	(8,017)
Amortization of deferred	-	-	(34,153)	(31,663)
Other	(365)	(118)	(36,673)	(24,107)
Total expense	(218,882)	(136,138)	(402,777)	(329,711)

25.  FINANCIAL INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003

Income:
Interest income	70,541	158,662	252,497	264,931
Monetary/exchange variation on assets	264,135	601,866	401,005	1,089,457
PIS and COFINS on financial income	(10,420)	(5,963)	(37,987)	(16,973)
Total	324,256	754,565	615,515	1,337,415

Expenses:
Interest expense	(428,933)	(523,737)	(703,042)	(876,561)
Monetary/exchange variation on liabilities	(29,295)	(501,599)	(94,079)	(721,105)
Derivative transactions, net	(597,722)	(356,073)	(913,820)	(873,253)
Total	(1,055,950)	(1,381,409)	(1,710,941)	(2,470,919)

26.   INCOME AND SOCIAL CONTRIBUTION TAXES

The holding company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of the expenses of income and social contribution taxes is the following:

	Consolidated
	2004	2003

Income tax	(256,503)	(79,947)
Social contribution	(93,572)	(29,946)
Deferred income tax	16,922	(123,574)
Deferred social contribution	6,092	(44,478)
Total	(327,061)	(277,945)

The reconciliation of taxes on income reported and the amounts calculated at the combined statutory rate of 34% are as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Income (loss) before taxes	(173,914)	(415,364)	128,601	(198,669)

Tax income (expense) at combined statutory rate	59,131	141,224	(43,724)	67,547
Permanent additions:
Nondeductible expenses	(149)	(14)	(13,981)	(6,357)
Other additions	-	-	(1,068)	(2,531)
Permanent exclusions:
Equity pick-up	156,424	46,055	-	-
Other exclusions	-	-	9,339	-
Tax loss and unrecognized temporary differences	(215,406)	(187,265)	(277,627)	(336,604)
Tax expense	-	-	(327,061)	(277,945)

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO and its subsidiaries, which provide mobile telephone services in accordance with the authorizations granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which TCP, TC, GT and TCO are exposed in exercising their activities include:

•  Credit risk: resulting from any difficulty in collecting telecommunication services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR, EURIBOR, TJLP and CDI).

•  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

The Company and its subsidiaries have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

TC, GT and TCO and its subsidiaries' customers use 82.64%, 88.45% and 84.00%, respectively, prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer's balance sheet, and making inquires of credit protection agencies' database. In addition, an automatic control system has been implemented with the distribution of ERP's software for consistent transactions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange derivative transactions and borrowings contracted in Brazilian reais. As of December 31, 2004, these transactions amounted to R$4,370,953.

The Company entered into swap transactions in Brazilian reais to convert the floating interest rate risk related to CDI into fixed interest rates in the notional amount of R$1,510 million.

The Company is also exposed to fluctuations in the TJLP on financing from BNDES. As of December 31, 2004, these transactions amounted to R$366,537. The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, these transactions amounted to US$146,808 thousand.

Currency risk

TC, GT and TCO utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of December 31, 2004 is shown in the table below:

	In thousands
	US $	€	¥

Loans and financing	(987,256)	-	(6,879,947)
Hedge instruments	1,078,180	25,247	6,879,947
Suppliers - technical assistance	-	(8,839)	-
Net exposure	90,924	16,408	-

During 2004, the Company and its subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations (such as BNDES basket of currencies, leasing, long-term hedging inefficiency and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized losses

Loans and financing	(4,963,172)	(5,034,231)	(71,059)
Derivative instruments	(26,935)	(60,384)	(33,449)
Total	(4,990,107)	(5,094,615)	(104,508)

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, utilizing available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates.

28.  POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with the companies of former TELEBRÁS System, sponsor private pension and health care plans covering retired employees, managed by Sistel Social Security Foundation (SISTEL) ("Fundação Sistel de Seguridade Social"). Until December 1999, all sponsors of SISTEL managed plans participated jointly in then existent plans. On December 28, 1999, the sponsors of SISTEL managed plans agreed with new conditions to create retirement individual plans to each sponsor (PBS-Telesp Celular and PBS-TCO) and maintenance of the joint participation just to those members that have already being assisted in such condition as of January 31, 2000 (PBS-A), which resulted in a restructuring proposal to SISTEL bylaws and regulation, approved by the Complementary Social Security Secretary on January 13, 2000.

As a result of the exclusion of the joint participation as of December 1999, TCP and its subsidiaries TC and TCO sponsor a benefit plan called PBS-Telesp Celular and PBS-TCO. In addition to complementary retirement plan, the Company takes part in a multisponsored health care plan covering retired employees and their dependents, at a shared cost (PAMA).

The contributions to PBS-Telesp Celular and PBS-TCO are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil . The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12.0% are allocated to PBS-Telesp Celular and PBS-TCO plans cost and 1.5% to PAMA.

Employees participating in those benefit plans (PBS-Telesp Celular and PBS-TCO) have the option to migrate to TCP Prev and TCO Prev, offered to other employees who do not participate in PBS-Telesp Celular and PBS-TCO, as well as to all new employees.

Employees of TCP and its subsidiaries TC and TCO participate, in 39.1% and 99.0%, respectively, in the existing individual contribution plans called TCP Prev and TCO Prev, created by SISTEL in August 2000. TCP Prev and TCO Prev receive contributions made by participants (employees) and sponsors, credited to participants' individual accounts. TC and TCO account for the cost of all associated administrative and maintenance expenses including participants' risks of death and disability. The contributions of the Company to TCP Prev and TCO Prev are equal to participants', ranging between 1% and 8% on participation salary, pursuant to the percentage chosen by participant.

During 2004, TCP and its subsidiaries TC and TCO made contributions to PBS-Telesp Celular and PBS-TCO in the amount of R$6 and R$3, respectively, and to TCP Prev and TCO Prev in the amounts of R$2,933 and R$1,079, respectively.

TCP and its subsidiaries TC and TCO choose to recognize actuarial liabilities pursuant to CVM Resolution No. 371, of December 13, 2000, directly in the shareholders' equity on December 31, 2001, net of any corresponding tax effect. The projected unit credit cost method was used in the actuarial appraisal. For multisponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the Company in relation to the aggregate actuarial liability of the plan. The aggregate liability amount recognized on December 31, 2004 was R$358.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004 and 2003, in addition to other information required by CVM Resolution No. 371/00 on such plans.

Plan	12.31.04	12.31.03

TCO Prev	-	2.471
PAMA-TCP	191	377
PAMA-TCO	167	339
Total	358	3,187

TCP

a) Conciliation of assets and liabilities

	12.31.04
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (ii)

Total actuarial liabilities	1,725	762	8,624	6,047
Assets fair value	(3,644)	(571)	(9,706)	(7,864)
Liabilities (assets) net	(1,919)	191	(1,082)	(1,817)

	12.31.03
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (ii)

Total actuarial liabilities	1,557	865	8,234	5,821
Assets fair value	(1,857)	(488)	(8,777)	(6,955)
Liabilities (assets) net	(300)	377	(543)	(1,134)

(i) Refers to the proportional participation of the Company in multisponsored plans - PAMA and PBS-A - assets and liabilities.

(ii) Although TCP Prev, PBS and PBS-A show a surplus, on December 31, 2004, no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, in addition to the nonexistence of a possible reduction of sponsor's contribution.

b) Plan cost for the year

	2004
	TCP Prev	PAMA	PBS	PBS-A

Current service cost	240	7	5	-
Interest cost	175	96	894	631
Total	415	103	899	631

c) Changes in net actuarial liabilities

	2004
	TCP Prev	PAMA	PBS	PBS-A

Beginning net actuarial (assets) liabilities	(300)	377	(543)	(1,134)
Recognized actuarial losses (gains)	197	49	(103)	(128)
Sponsor's contributions recorded	-	-	(6)	-
Recognized actuarial (gains) losses	(1,816)	(235)	(430)	(555)
Ending net actuarial (assets) liabilities	(1,919)	191	(1,082)	(1,817)

d) Changes in actuarial liabilities

	2004
	TCP Prev	PAMA	PBS	PBS-A

Actuarial liabilities on 12.31.03	1,557	865	8,234	5,821
Current service cost	240	7	5	-
Interest on actuarial liabilities	175	96	894	631
Benefits paid	-	(45)	(679)	(496)
Actuarial (gains) losses	(247)	(161)	170	91
Actuarial liabilities on 12.31.04	1,725	762	8,624	6,047

e) Changes in plans' assets

	2004
	TCP Prev	PAMA	PBS	PBS-A

Plan assets fair value on 12.31.03	1,857	488	8,777	6,955
Benefits paid	-	(45)	(679)	(496)
Sponsors and participants' contributions	-	-	6	-
Plan earnings	1,787	128	1,602	1,405
Plan assets fair value on 12.31.04	3,644	571	9,706	7,864

f) Estimate expense 2005

	TCP Prev	PAMA	PBS	PBS-A

Service cost	267	3	5	-
Interest cost on actuarial liabilities	178	84	934	654
Estimate assets earnings	(480)	(91)	(1,286)	(928)
Participants contribution	-	-	(2)	-
Sponsor contribution	(2,700)	-	-	-
Total	(2,735)	(4)	(349)	(274)

TCO

a) Conciliation of assets and liabilities

	12.31.04
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Total actuarial liabilities	40,545	665	1,808	3,183
Assets fair value	(41,635)	(498)	(1,931)	(4,139)
Liabilities (assets) net	(1,090)	167	(123)	(956)

	12.31.03
	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)

Total actuarial liabilities	36,143	777	1,737	3,053
Assets fair value	(33,672)	(438)	(1,884)	(3,647)
Liabilities (assets) net	2,471	339	(147)	(594)

(i) Refers to the proportional participation of the Company and its subsidiaries in multisponsored plans - PAMA and PBS-A - assets and liabilities.

(ii) Although TCP Prev, PBS-TCO and PBS-A show a surplus on December 31, 2004 (PBS-TCO and PBS-A in 2003), no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, in addition to the nonexistence of a possible reduction of sponsor's contribution in the future.

b) Plan cost for the year

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Current service cost	1,254	2	4	-
Interest cost	4,034	86	189	332
Total	5,288	88	193	332

c) Changes in net actuarial liabilities (assets)

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Liabilities (assets) net on 12.31.03	2,471	339	(147)	(594)
Recognized actuarial losses (gains)	(7,770)	(259)	(167)	(694)
Sponsor's contributions	(1,079)	(1)	(2)	-
Expenses 2004	5,288	88	193	332
Liabilities (assets) net on 12.31.04	(1,090)	167	(123)	(956)

d) Changes in actuarial liabilities

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Actuarial liabilities on 12.31.03	36,143	777	1,737	3,053
Current service cost	1,254	2	4	-
Interest on actuarial liabilities	4,034	86	189	332
Benefits paid	(527)	(40)	(141)	(237)
Actuarial (gains) losses	(359)	(160)	19	35
Actuarial liabilities on 12.31.04	40,545	665	1,808	3,183

e) Changes in plans' assets

	2004
	TCO Prev	PAMA	PBS-TCO	PBS-A

Plan assets fair value on 12.31.03	33,672	438	1,884	3,647
Benefits paid	(527)	(40)	(141)	(237)
Sponsor's contributions	1,079	1	3	-
Plan earnings	7,411	99	185	729
Plan assets fair value on 12.31.04	41,635	498	1,931	4,139

f) Estimate expense 2005

	TCO Prev	PAMA	PBS-TCO	PBS-A

Service cost	1,219	1	3	-
Interest cost on actuarial liabilities	4,538	74	196	346
Estimate assets earnings	(5,750)	(80)	(256)	(490)
Total	7	(5)	(57)	(144)

g) Actuarial assumptions

12.31.04
	TCP Prev/ TCO Prev	PAMA	PBS	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	13.75% p.a.	16.40% p.a.	13.75% p.a.	12.20% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard
Disability table	Mercer	Mercer	Mercer	N/A

12.31.03
	TCO Prev	PAMA	PBS	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	11.83% p.a.	11.30% p.a.	11.83% p.a.	11.30% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard
Disability table	Mercer	Mercer	Mercer	N/A

29.  CORPORATE RESTRUCTURING

The corporate restructuring was completed on January 14, 2000, by which the goodwill paid in the Company's privatization was transferred to TC.

Accounting records kept for corporate and tax purposes of the companies have specific accounts relating to merged goodwill and reserve and corresponding amortization, reversal and tax credit, which balances as of December 31, 2004 and 2003 are as follows:

	Balances on merger date	Spin off Telesp Celular	Consolidated
			12.31.04	12.31.03

Balance sheet:
Goodwill - merged	3,192,738	3,166,132	1,569,762	1,889,036
Reserve - merged	(2,127,694)	(2,088,849)	(1,036,044)	(1,246,764)
Balance	1,065,044	1,077,283	533,718	642,272

			Consolidated
			2004	2003
Income:
Goodwill amortization			(319,274)	(319,274)
Reversal of reserve			210,720	210,720
Tax credit			108,554	108,554
Effect on income			-	-

On May 13, 2004, the Board of Directors of the Company and of TCO approved a corporate restructuring for the transfer to TCO and its subsidiaries of the goodwill paid by TCP in the acquisition of TCO controlling interest, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the merger of the goodwill by TCO, a reserve has been constituted to maintain the merging company's shareholders' equity in the amount of R$992,060. Thus, net assets merged by TCO amount to R$511,061, which essentially represent the tax benefit resulting from the deductibility of the mentioned goodwill upon being merged by TCO and its subsidiaries.

The merged net assets will be amortized over approximately five years, which had as consideration a special goodwill reserve to be transferred to the capital account in favor of the holding company upon actual realization of the tax benefit, being assured to other shareholders an interest in these capital increases, and, in such event, the proceeds so determined will be paid to the Company.

On June 30, 2004, the transfer of a portion of TCO net assets to its subsidiaries was approved based on appraisal reports prepared by independent experts, and described as follows:

Company	Goodwill	Reserve to keep shareholders' equity integrity	Net amount

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Sum spin-off	842,789	556,241	286,548
Balance TCO	660,332	435,819	224,513
Total	1,503,121	992,060	511,061

Concurrently to the transfer of a portion of the net assets to TCO subsidiaries, it has been approved the proposal to merge shares of TCO subsidiaries held by minority shareholders, who received shares of TCO in the proportion set forth in an appraisal report at current market prepared by independent experts. The transfer of the interest in TCO subsidiaries resulted in a capital increase of TCO in the amount of R$28,555.

Accounting records kept for corporate and tax purposes of the companies have specific accounts relating to merged goodwill and reserve and corresponding amortization, reversal and tax credit, which balances as of December 31, 2004 and 2003 are as follows:

	Consolidated
	12.31.04	12.31.03

Balance sheet:
Goodwill - merged	1,327,756	64,538
Reserve - merged	(876,319)	(42,595)
Balance	451,437	21,943

	Consolidated
	2004	2003

Income:
Goodwill amortization	(239,903)	(64,538)
Reversal of reserve	158,336	42,595
Tax credit	81,567	21,943
Effect on income	-	-

In accordance with the above-mentioned information, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity condition of the companies in the financial statements, the net value, which essentially represents the balance of the merged tax credit, was classified in the balance sheet as deferred taxes (Note 7).

30.  MANAGEMENT COMPENSATION

During 2004 and 2003, management compensation amounted to R$5,780 and R$6,737 in the consolidated statement and R$1,334 and R$1,603 in the holding company, respectively, and were recognized as expenses.

31. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Certain of these transactions were established based on contracts between TELEBRÁS and the operating concessionaires before privatization under the terms established by ANATEL. These transactions also include call center services to Telecomunicações Móveis Nacionais - TMN customers in connection with roaming services in the Company's network.

b) Technical assistance: refers to the provision of corporate management consulting services by Portugal Telecom, SGPS , S.A. , calculated based on the percentage applied on services net revenue adjusted by currency variation.

c) Loans and financing: represent intercompany loans with companies of Portugal Telecom Group, as mentioned in Note 15.

d) Corporate services: passed on to subsidiaries at the cost effectively incurred for these services.

e) Call center services provided by Dedic to users of TC and GT telecommunication services, contracted for a period of 12 months, renewable for the same period.

f) System development and maintenance services provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:
	Consolidated
	12.31.04	12.31.03

Assets:
Trade accounts receivables	168,634	179,532
Other assets	33,162	22,308

Liabilities:
Trade accounts payable	349,860	264,905
Loans and financing	329,382	2,155,448
Other liabilities	23,902	27,817

	Consolidated
	2004	2003

Revenues:
Revenue from telecommunication services:
Celular CRT	-	1,345
Tele Leste Celular and subsidiaries	-	1,140
Tele Sudeste Celular and subsidiaries	-	4,870
Telecomunicações de São Paulo S.A.	1,758,914	1,515,573
Telecomunicações Móveis Nacionais - TMN	29	168
Balance on December 31, 2004	1,758,943	1,523,096

Expenses:
Cost of service and selling:
Celular CRT	-	(1,552)
Tele Leste Celular and subsidiaries	-	(1,538)
Tele Sudeste Celular and subsidiaries	-	(6,168)
Telecomunicações de São Paulo S.A.	(288,127)	(214,810)
Balance on December 31, 2004	(288,127)	(244,068)

Selling expenses:
Telecomunicações de São Paulo S.A.	(15,160)	-
Atento do Brasil	(41,615)	-
Dedic	(141,870)	(99,933)
Balance on December 31, 2004	(198,646)	(99,933)

	Consolidated
	2004	2003

General and administrative expenses:
PT SGPS	(54,635)	(68,280)
PT SI	1,556	(289)
Primesys Soluções Empresariais	(18,839)	(32,767)
PTI Brasil	(9,131)	(3,496)
PTI	-	(1,595)
Telecomunicações de São Paulo S.A.	(2,637)	-
Telefônica S.A.	(106)	-
Terra Network	(269)	-
Telefónica Mobiles Solutions	(234)	-
Telefónica Mobiles Espanha	(15)	-
Balance on December 31, 2004	(84,310)	(106,427)

Financial income (expenses), net:
PT International Finance BV	(141,673)	(83,749)
PT SGPS	8,106	(2,421)
PTI Brasil	(1,479)	384
PT Prime Tradecom	3	(26)
Global Telecom	-	-
Balance on December 31, 2004	(135,043)	(85,812)

Recovery of expenses with proration joint venture:
CRT Participações	26,009	15,888
Tele Leste and subsidiaries	11,731	7,468
Tele Sudeste and subsidiaries	47,766	31,175
Balance on December 31, 2004	85,506	54,531

Expenses with proration joint venture:
CRT Participações	(6,406)	(4,591)
Tele Leste and subsidiaries	(6,325)	(4,519)
Tele Sudeste and subsidiaries	(54,395)	(53,822)
Balance on December 31, 2004	(67,126)	(62,932)

32.  INSURANCE

The Company maintains a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health care, etc. Company's management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured

Operating risks	R$796,320,000.00
General civil liability - RCG	R$5,822,400.00
Vehicle (officers fleet)	Table Fipe and R$200,000.00 for DC/DM
Vehicle (operational fleet)	R$200,000.00 for DC/DM

33.  AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company started to trade ADRs at the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents 2,500 preferred shares.

•  The shares are traded as ADRs with the code "TCP" at the NYSE.

•  Depositary bank abroad: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.